# DeVry Inc. 2004 Annual Report

04

DeVry

DeVry University ○ Ross University ○ Becker Professional Review

One of the world's largest publicly held higher education companies, DeVry Inc. is the holding company for DeVry University, Ross University and Becker Professional Review.



## MISSION STATEMENTS

### DeVry University

The mission of DeVry University is to foster student learning through high-quality, career-oriented undergraduate and graduate programs in technology, business and management. The university delivers its programs at campuses, centers and online to meet the needs of a diverse and geographically dispersed student population.

### Ross University

The mission of Ross University is to prepare highly dedicated students to become effective, successful veterinarians or physicians in the United States.

### Becker Professional Review

The mission of Becker Professional Review is to help candidates pursuing professional careers to successfully prepare for certification exams. This is accomplished by providing superior training programs and materials in formats responsive to students' learning and service needs.

## VALUES

In striving to accomplish our missions, we adhere to the following values, reflecting the standards of service and conduct to which we have committed ourselves.

Continuous Improvement
We seek to continually improve individual and group performance in all aspects of our work.

Individual Worth
We believe in the dignity and worth of each individual and strive to treat everyone with fairness and respect.

Superior Customer Service
We believe in the importance of each customer and seek to satisfy customer expectations – and to do so in a helpful, caring manner.

High Standards of Performance
We believe that superior company performance requires from each of us a commitment to integrity, teamwork, individual responsibility and doing our personal best.

# FINANCIAL HIGHLIGHTS

(Dollars in Thousands Except for Per Share Amounts)

| Year Ended June 30, | 2004 | 2003 | % Change |
|---|---|---|---|
| **OPERATING RESULTS:** | | | |
| Revenues | $784,885 | $679,579 | 15% |
| Net Income | 58,061 | 61,148 | -5% |
| Earnings Per Common Share – Diluted | 0.82 | 0.87 | -6% |
| **FINANCIAL POSITION:** | | | |
| Land, Buildings and Equipment, Net | 286,887 | 285,354 | 1% |
| Total Assets | 884,132 | 841,416 | 5% |
| Funded Debt | 250,000 | 290,000 | -14% |
| Shareholders' Equity | 478,257 | 415,667 | 15% |
| **OTHER SELECTED DATA:** | | | |
| Cash Provided by Operating Activities | 134,409 | 100,193 | 34% |
| Capital Expenditures | 42,808 | 43,762 | -2% |
| DeVry University Spring Term Student Enrollment | 52,682 | 53,605 | -2% |

| SHAREHOLDER INFORMATION: | 2004 | | 2003 | |
|---|---|---|---|---|
| Quarterly Common Stock Prices: | High | Low | High | Low |
| First Quarter | $30.15 | $21.85 | $23.45 | $17.37 |
| Second Quarter | 27.74 | 21.97 | 19.25 | 12.10 |
| Third Quarter | 31.89 | 24.96 | 20.05 | 15.90 |
| Fourth Quarter | 32.38 | 26.10 | 26.38 | 18.50 |


REVENUES
IN MILLIONS
$
700
600
500
400
300
200
$219.0
$248.7
$295.8
$340.8
$406.3
$490.6
$568.3
$648.1
$679.6
$784.9
95 96 97 98 99 00 01 02 03 04
YEAR ENDING JUNE 30


NET INCOME
IN MILLIONS
$
70
60
50
40
30
20
10
$14.9
$19.2
$24.2
$30.7
$38.8
$47.8
$57.8
$67.1
$61.1
$58.1
95 96 97 98 99 00 01 02 03 04
YEAR ENDING JUNE 30


POWERED BY
DEVRY INC.

*Dennis J. Keller*
*Chairman of the Board*

*Ronald L. Taylor*
*Chief Executive Officer*

## Dear Fellow Shareholder:

Fiscal year 2004 at DeVry Inc. was one of solid growth and development with further diversification of programs and delivery methods, additional geographic expansion, significant improvements in management depth and further enhancement of a "best-in-class" online education. However, softness in demand for technology programs continues to negatively impact our full-time campus-based enrollments. Nonetheless, we have taken steps to diversify our educational offerings to reignite growth. Our future will be powered by the quality of the education we offer; the integrity and expertise of our faculty, staff and management team; our well-known and highly respected brands; and our leadership role in for-profit education.

We believe that the needs of students should come first at each of our educational institutions – DeVry University, Ross University and Becker Professional Review. We prepare students to become active contributors to the world around them while giving them the tools they need to achieve their career objectives. With a focus on business, technology and healthcare, DeVry has become one of the most widely recognized providers of post-secondary education in North America and the Caribbean, and around the world.

Overall financial results for fiscal 2004 were good, with total revenue for the fiscal year ended June 30, 2004, up 15.5 percent, from $679.6 million last year to $784.9 million. Net income for the year was $58.1 million, a decrease of five percent from $61.1 million in 2003. Earnings per diluted share were $0.82, compared to $0.87 in 2003, which included certain non-recurring income tax benefits totaling $8.1 million, or approximately $0.12 per share. The company again generated strong cash flow from operating activities of $134.4 million for the year. Total cash held at year end increased more than $50 million, compared to the prior year, and during fiscal 2004 the company repaid $40 million in debt from the May 2003 Ross University acquisition. Capital spending for capacity expansion, new technology and information systems, and general improvements equaled $42.8 million for the year.

Strong demand for online programs, graduate and undergraduate business programs, new healthcare curricula and coursework offered at the new DeVry University Centers helped to propel enrollments during the year. Excluding enrollments at DeVry's Toronto location, which last enrolled new students in July 2003, fall enrollments totaled 10,622 new undergraduate students, or a 6.2 percent increase, while the number of total undergraduate students decreased 2.5 percent, to 43,001 students. Online coursetakers increased an impressive 137.4 percent, to 9,077. Graduate coursetakers increased 4.8 percent, to 11,274 for the November 2003 term. Ross University enrollments increased 17 percent, to 3,174 students in the September 2003 term. Annual enrollment at Becker Professional Review was more than 43,000 students in fiscal 2004. While enrollments generally met our goals, we again fell short of our objective in full-time campus-based technology enrollments.

## DeVry University

As of September 2004, DeVry University offered programs at 73 locations, including 23 DeVry University campuses and 50 university centers in 21 states and Canada. During fiscal 2004 new centers were opened in Cleveland; Indianapolis; Henderson, Nevada; Philadelphia; Pittsburgh; Portland, Oregon; Sacramento; and Gurnee, Illinois. Our newest DVUCs in Fort Worth and Fort Lauderdale began offering classes this September and we will offer classes at our Edina, Minnesota center beginning November 2004.

Students increasingly choose DeVry based on its high-quality programs, convenient schedule, accessible locations and the option to utilize its hybrid delivery approach. In addition, DeVry offers a diverse program mix. In fiscal 2004, DeVry University added sales and marketing, security management and hospitality management concentrations to its bachelor's degree program in business administration, as well as three new biomedical technology degree programs – bachelor's degree curricula in biomedical engineering technology and biomedical informatics, and an associate degree program in health information technology.

We are pleased with the rapid growth of DeVry University Online, which offers four undergraduate and seven graduate degree programs. DeVry's hybrid delivery approach is appealing to students who want to blend classroom interaction with the convenience and flexibility of online coursework.

The hybrid delivery model has been especially well received by our business students and enabled Keller Graduate School of Management to align its academic calendar with that of DeVry University in fiscal 2004. Graduate coursework is now available in six 8-week terms each year, as opposed to the prior KGSM calendar of five 10-week terms. This change is more efficient for our students and has positively influenced revenue growth, as it adds another term during the fiscal year.

## Ross University

The most exciting development of fiscal 2003, the acquisition of Ross University, provided DeVry with a high-quality entry into healthcare education. Throughout fiscal 2004, the management team smoothly integrated Ross and took steps to ensure that Ross University will remain among the leaders in supplying new physicians and veterinarians in the United States. New lecture and lab facilities have been built at the medical school campus, and plans are underway for new student housing, labs and student service facilities at the veterinary school campus. This facility expansion will support the enrollment growth objectives for Ross University.

Ross University is led by a strong academic and administrative team. The team is anchored by School of Medicine Executive Dean Scott Obenshain, M.D.; School of Veterinary Medicine Executive Dean David DeYoung, D.V.M.; and Vice President of Academic Affairs Nancy A. Perri, M.D., one of the School of Medicine's first graduates. Recently, Ross University added Michigan State University, Iowa State University and The Ohio State University as clinical training affiliates of Ross University's School of Veterinary Medicine. Our affiliations with these and other U.S.-based veterinary schools expand the opportunities available to Ross students and reflect the excellence of a Ross education.

The outlook for Ross University is bright, as a number of factors continue to expand the need for high-caliber medical and veterinary professionals. Student capacity at U.S. medical schools has remained virtually unchanged for twenty years and capacity at U.S. veterinary schools is similarly limited. In addition, the aging U.S. population, an increased focus on the health of food animals and pets, and advances in medical treatment and technology has fueled demand for physician and veterinary services.

**Becker Professional Review**

During fiscal 2004, the American Institute of Certified Public Accountants implemented a new computer-based exam format and an on-demand testing schedule. The transition to the new system negatively affected DeVry's third quarter results, but it allowed Becker to enhance its product by including case-based simulations, a major feature of the new exam. We expect to benefit in the future from candidates who take advantage of a more flexible CPA test timetable and Becker's technologically advanced preparatory systems.

**Corporate Initiatives**

A number of significant changes to the DeVry corporate management structure occurred this year. Effective July 1, 2004, the role of chief executive officer, previously shared by Dennis Keller and Ron Taylor as co-CEOs, is now held solely by Ron, with Dennis remaining chairman of the board. This change reflects what is considered best practice in corporate governance and allows us to move forward with our succession plan.

In keeping with this plan, Daniel Hamburger was named president and chief operating officer. Daniel is a proven leader and has the vision to implement change and advance the work done by his predecessors and colleagues.

Daniel, working closely with Ron, will manage operations and implement plans for expansion, and has the support of a very experienced team. This team includes John Skubiak, recently appointed president of DeVry University and continuing his role as executive vice president of DeVry Inc., and Paul Eppen, newly appointed chief marketing officer. These changes enhance our ability to make significant progress in fiscal 2005 and beyond.

THIS DEDICATION TO STUDENTS' NEEDS AND TO UNCOMPROMISING QUALITY POWERS DEVRY AS A WHOLE – AND CARRIES OVER TO EVERY PROGRAM, CAMPUS, CENTER, MANAGER, INSTRUCTOR AND STUDENT.

Changes to the management team were significant, but an important addition was also made to the board of directors with the appointment of Dr. Connie R. Curran. Dr. Curran has had a long and distinguished career in healthcare and education, and we have already benefited from her expertise and insight, particularly as we have implemented our new health technology programs.

Our excitement over the progress made during fiscal 2004 was diminished by the passing of David C. MacFarlane. David, a former senior vice president of DeVry Inc., was a major contributor to the success of the company for more than 25 years. He was a true friend and inspiration to all who knew him and he will be greatly missed.

**Looking to the Future**

The board of directors and our entire management team are dedicated to developing our business to meet the evolving needs of our students and the ever-changing dynamics of a more competitive post-secondary education environment. The recovery of technology-focused enrollments is only one of many factors that will lead to a successful future. Technology has become integral to every career field. As a result, our expertise in technology uniquely positions us to offer the best education to students who want to succeed in tomorrow's economic environment. This dedication to students' needs and to uncompromising quality powers DeVry as a whole – and carries over to every program, campus, center, manager, instructor and student.

We see a bright future for DeVry and believe that we are well positioned for growth and profitability. As always, we thank our shareholders for their support.

Dennis Keller

*Dennis J. Keller*
*Chairman of the Board*

*Ronald L. Taylor*
*Chief Executive Officer*


POWERED BY DEVRY
MEANS TO ME THAT THIS IS A NEW DAY AND AGE, A NEW REVOLUTION IN WAYS OF EDUCATION.
CORNELL HOUSE, STUDENT
POWERED BY DEVRY
MEANS TO ME THAT THE WAY DEVRY EDUCATES PEOPLE IS GOING TO BE THE WAVE OF THE FUTURE.
WADE HUNSINGER, STUDENT
POWERED BY DEVRY
MEANS TO ME THAT I WAS DESTINED FOR SUCCESS. IT MEANS HAVING THE DRIVING FORCE INSIDE YOU TO BE THE PERSON YOU HAVE ALWAYS DREAMED OF BECOMING.
HEATHER A. MARINI, ASSISTANT DIRECTOR OF ADMISSIONS AND A DEVRY GRADUATE

# Programs

## DeVry University–United States

**Master's Degree Programs**
Accounting and Financial Management
Business Administration
Human Resource Management
Information Systems Management
Network and Communications Management
Project Management
Public Administration

**Bachelor's Degree Programs**
Biomedical Engineering Technology
Biomedical Informatics
Business Administration
Computer Engineering Technology*
Computer Information Systems
Electronics Engineering Technology
Information Technology
Network and Communications Management
Technical Management

**Associate Degree Programs**
Electronics and Computer Technology**
Health Information Technology
Network Systems Administration

## DeVry University–Canada

**Bachelor's Degree Programs**
Business Operations
Computer Engineering Technology
Computer Information Systems
Electronics Engineering Technology
Information Technology

Programs and degrees vary by location.
* Computer Technology in New York
** Diploma in New Jersey

## Ross University

**Doctoral Degree Programs**
Doctor of Medicine
Doctor of Veterinary Medicine

# Accreditation

## DeVry University

DeVry University is accredited by The Higher Learning Commission and is a member of the North Central Association.

Eligible Electronics Engineering Technology and Computer Engineering Technology programs are accredited by the Technology Accreditation Commission of the Accreditation Board for Engineering and Technology.

DeVry Calgary is accredited by the Government of Alberta to award the following degrees: Bachelor of Technology in Computer Information Systems, Bachelor of Technology in Electronics Engineering Technology and Bachelor of Business Operations.

The DeVry Calgary Computer Engineering Technology and Information Technology programs fall under the accreditation of DeVry University in Phoenix, Arizona, as an off-site instructional location.

The Electronics Engineering Technology program is accredited by the Canadian Technology Accreditation Board.

## Ross University

Ross University is accredited by the Dominica Medical Board. The United States Department of Education (U.S. DOE) has found the accreditation standards used by the Dominica Medical Board to evaluate Ross University School of Medicine to be comparable to those used by the Liaison Committee on Medical Education (LCME) to evaluate accredited U.S. medical schools.

The U.S. DOE has certified Ross University as an eligible institution for Title IV U.S. Federal Family Education Loan Program (FFEL) loans. Students who qualify are eligible to receive U.S. student loans in order to attend Ross University School of Medicine.

Ross University School of Veterinary Medicine is chartered by the country of St. Kitts and Nevis. The U.S. Department of Education has also certified Ross University eligible to participate in the Title IV Federal Loan programs. Students who qualify are eligible to receive U.S. student loans (like the Stafford loan) to cover their tuition and other educational expenses while attending. Ross University has affiliation agreements with 22 of the 26 Schools of Veterinary Medicine located in the U.S. where Ross students spend their final three clinical semesters.

# Operating Locations

| DeVry University | Campuses: Undergraduate Programs | Campuses: Graduate Programs | Centers: Undergraduate Programs | Centers: Graduate Programs |
|---|---|---|---|---|
| **UNITED STATES** | | | | |
| ARIZONA | | | | |
| Mesa | | | ■ | ■ |
| Phoenix | ■ | ■ | | |
| Scottsdale | | | | ■ |
| CALIFORNIA | | | | |
| Fremont | ■ | ■ | | |
| Irvine | | | ■ | ■ |
| Long Beach | ■ | ■ | | |
| Pomona | ■ | ■ | | |
| Sacramento | | | ■ | ■ |
| San Diego | | | ■ | ■ |
| San Francisco | | | ■ | ■ |
| West Hills | ■ | ■ | | |
| COLORADO | | | | |
| Colorado Springs | | | ■ | ■ |
| Denver | | | ■ | ■ |
| Westminster *(Formerly Denver)* | ■ | ■ | | |
| FLORIDA | | | | |
| Fort Lauderdale | | | ■ | ■ |
| Miami | | | ■ | ■ |
| Miramar | ■ | ■ | | |
| Orlando | ■ | ■ | | |
| Orlando/North | | | ■ | ■ |
| Tampa Bay | | | ■ | ■ |
| GEORGIA | | | | |
| Alpharetta | ■ | ■ | | |
| Atlanta/Buckhead | | | | ■ |
| Atlanta/Cobb-Galleria | | | ■ | ■ |
| Atlanta/Perimeter | | | | ■ |
| Decatur | ■ | ■ | | |
| Duluth/Gwinnett | | | ■ | ■ |
| Stockbridge | | | ■ | ■ |
| ILLINOIS | | | | |
| Addison | ■ | | | |
| Chicago | ■ | | | |
| Chicago (LOOP) | | | ■ | ■ |
| Chicago (O'HARE) | | | ■ | ■ |
| Elgin | | | | ■ |
| Gurnee | | | ■ | ■ |
| Lincolnshire | | | | ■ |
| Naperville | | | ■ | ■ |
| Oak Brook | | | ■ | ■ |
| Schaumburg | | | | ■ |
| Tinley Park | ■ | ■ | | |
| INDIANA | | | | |
| Indianapolis | | | ■ | ■ |
| Merrillville | | | ■ | ■ |
| MARYLAND | | | | |
| Bethesda | | | ■ | ■ |
| MINNESOTA | | | | |
| Edina | | | ■ | ■ |
| MISSOURI | | | | |
| Kansas City | ■ | | | |
| Kansas City (DOWNTOWN) | | | ■ | ■ |
| Kansas City (SOUTH) | | | | ■ |
| St. Louis (DOWNTOWN) | | | | ■ |
| St. Louis (WEST) | | | ■ | ■ |
| NEVADA | | | | |
| Henderson | | | ■ | ■ |
| NEW JERSEY | | | | |
| North Brunswick | ■ | | | |
| NEW YORK | | | | |
| Long Island City | ■❶ | ■❶ | | |
| Manhattan | | | | ■ |
| NORTH CAROLINA | | | | |
| Charlotte | | | ■ | ■ |
| OHIO | | | | |
| Cleveland | | | ■ | ■ |
| Columbus | ■ | ■ | | |
| Columbus | | | ■ | ■ |
| Seven Hills | | | ■ | ■ |
| OREGON | | | | |
| Portland | | | ■ | ■ |
| PENNSYLVANIA | | | | |
| Fort Washington | ■ | ■ | | |
| Philadelphia | | | ■ | ■ |
| Pittsburgh | | | ■ | ■ |
| Valley Forge | | | ■ | ■ |
| TEXAS | | | | |
| Fort Worth | | | ■ | ■ |
| Houston | ■ | ■ | | |
| Houston | | | ■ | ■ |
| Irving | ■ | ■ | | |
| Plano | | | ■ | ■ |
| VIRGINIA | | | | |
| Arlington | ■ | ■ | | |
| McLean | | | ■ | ■ |
| WASHINGTON | | | | |
| Bellevue | | | ■ | ■ |
| Federal Way | ■ | ■ | | |
| WISCONSIN | | | | |
| Milwaukee | | | ■ | ■ |
| Waukesha | | | | ■ |
| **CANADA** | | | | |
| ALBERTA | | | | |
| Calgary | ■❶ | | | |

**Totals**

Twenty-three campuses offer undergraduate programs; 18 of these also offer graduate programs. There are 50 stand-alone centers; 40 of these offer undergraduate and graduate programs.

DeVry University has 73 total locations. Undergraduate programs are offered at 63 of these sites; graduate programs are offered at 68.

**Footnote**

❶ DeVry University operates as DeVry Institute of Technology and/or Keller Graduate School of Management.

## Operating Locations continued

Becker Professional Review

Austria
Bahamas
Bahrain
Barbados
Bermuda
Brazil
Canada
China
Cyprus
Egypt
England
Germany
Greece
Hong Kong
India
Israel
Jamaica
Japan
Jordan
Kazakhstan
Kuwait
Lebanon
Oman
Qatar
Russia
Saudi Arabia
Singapore
South Korea
St. Lucia
Syria
Taiwan
Thailand
Trinidad and Tobago
Turkey
Ukraine
United Arab Emirates
United States

Ross University

Dominica
St. Kitts
Miami

## Administrative Offices

DeVry University
One Tower Lane
Oakbrook Terrace, Illinois 60181
630-571-7700

Becker Professional Review
One Tower Lane
Oakbrook Terrace, Illinois 60181
630-571-7700

Ross University
499 Thornall Street, 10th Floor
Edison, New Jersey 08837
732-978-5300

## Board of Directors

Dennis J. Keller
Chairman of the Board
DeVry Inc.

Ronald L. Taylor
Chief Executive Officer
DeVry Inc.

Charles A. Bowsher
Retired Comptroller General of the United States

David S. Brown, Esq.
Attorney-at-Law (retired)
Professional services provider

Connie R. Curran, Ed.D, R.N., FAAN
Executive Director
C-Change
Organization dedicated
to the eradication of cancer

Frederick A. Krehbiel
Co-Chairman
Molex Incorporated
Manufacturer of electronic and fiber
optics products

Thurston E. Manning, Ph.D.
President (retired)
Council on Postsecondary Accreditation

Robert C. McCormack
Co-Chairman
Trident Capital, Inc.
Private equity firm

Julia A. McGee
President and Chief Executive Officer
Harcourt Supplemental
Professional and Trade Publishing

Hugo J. Melvoin, Esq.
Attorney-at-Law (retired)
Professional services provider

Harold T. Shapiro, Ph.D.
President Emeritus and Professor
Princeton University

## Senior and Division Officers

Dennis J. Keller
Chairman of the Board
DeVry Inc.

Ronald L. Taylor
Chief Executive Officer
DeVry Inc.

Daniel Hamburger
President and Chief Operating Officer
DeVry Inc.

O. John Skubiak
Executive Vice President, DeVry Inc.
and President, DeVry University

Marilynn J. Cason
Senior Vice President,
General Counsel and Secretary
DeVry Inc.

Paul E. Eppen
Senior Vice President and
Chief Marketing Officer
DeVry Inc.

Norman M. Levine
Senior Vice President, Chief Financial Officer
and Treasurer
DeVry Inc.

Bruno R. LaCaria
Vice President and
Chief Information Officer
DeVry Inc.

Thomas J. Vucinic
Vice President, DeVry Inc.
and General Manager,
Becker Professional Review

The following discussion of the Company's results of operations and financial condition should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this report.

Fiscal year 2004 financial performance was affected by the continued softness in demand for technology programs at our undergraduate campuses, although enrollments in business and management programs at our DeVry University Centers and DeVry University Online continued to grow. New teaching locations and academic programs were added during the year, which reflect key elements of our growth strategy. Financial performance for the year was also affected by the change in the CPA exam format and schedule at Becker Professional Review. These changes resulted in less revenue and income as students deferred enrollment in our review courses until future periods.

In May 2003, the Company completed the acquisition of Dominica Management, Inc., which owns and operates the Ross University School of Medicine and Ross University School of Veterinary Medicine. The amounts recorded at June 30, 2003, relating to the acquisition were adjusted in fiscal 2004 based upon the final valuation of assets and the actual working capital at the closing date. Ross University provides the Company with a high-quality entry into healthcare education. Campus expansion is underway at both the medical and veterinary schools to accommodate the growing demand for enrollment.

Changes to our management structure on July 1, 2004, were designed to help us improve the way we operate and allow us to begin putting elements of our succession plan in place. The shared role of chief executive officer, previously held by Dennis Keller and Ronald Taylor, will now be held solely by Ronald Taylor, with Dennis Keller remaining as chairman of the board of directors. Daniel Hamburger, who joined the Company in fiscal 2003, was named president and chief operating officer of DeVry Inc., and John Skubiak, who has been with the Company since 1975, was appointed president of DeVry University. The Company further enhanced its management talent with the addition of Paul Eppen as chief marketing officer, who is expected to improve our marketing and student recruitment efforts.

### FISCAL YEAR ENDED JUNE 30, 2004 VS. FISCAL YEAR ENDED JUNE 30, 2003

The following table presents information with respect to the relative size to revenue of each item in the statement of income for both the current and previous fiscal year. Percents may not add due to rounding.

| FISCAL YEAR | 2004 | 2003 |
|---|---|---|
| Revenue | 100.0% | 100.0% |
| Cost of Educational Services | 53.5% | 53.9% |
| Student Services & Admin. Exp. | 35.1% | 33.2% |
| Interest Expense | 1.0% | 0.2% |
| Total Costs and Expenses | 89.6% | 87.3% |
| Income Before Taxes | 10.4% | 12.7% |
| Income Tax Provision | 3.0% | 4.9% |
| Non-Recurring Tax Benefits | – | (1.2%) |
| Net Income | 7.4% | 9.0% |

Total consolidated revenues for fiscal 2004 set a new record, increasing by $105.3 million, or 15.5%, from last year. Approximately 70% of the increase in revenue was generated by the Ross University medical and veterinary school operations that the Company acquired in May 2003 and were not included in fiscal 2003 results until the final six weeks of the year, from its mid-May date of acquisition until June 30, 2003.

Tuition revenues, which are the largest component of total revenues, increased by $109.2 million, or 17.4%, from fiscal 2003. As with total revenues, most of the increase was generated by the Ross University segment but the DeVry University segment also contributed to this increase. Tuition revenue is reported net of tuition refunds.

Revenues in the DeVry University segment increased by $38.9 million, or 6.2%, from the previous year. The increase is primarily the result of higher enrollments and higher tuition pricing at Keller Graduate School. Revenues at Keller were higher than last year, in part because of the July 2003 conversion in course length from ten weeks to eight weeks as the graduate program academic calendar was aligned with the DeVry University calendar. This change in course length increased the number of terms each year from five to six, and correspondingly increased revenue by 20% for the year assuming that all students proceeded through the year with continuous enrollment at the accelerated six-term pace. For fiscal 2004, total graduate courses taken increased by more than 26% as a result of the change in course length and higher student enrollments in each term.

Revenues for the DeVry University segment also increased slightly from last year because of tuition price increases, in July 2003 and March 2004 of approximately 5-6% each, offsetting somewhat lower total undergraduate enrollments. Undergraduate total student enrollments for the term that began in November 2003 were 4.0% lower than last year and undergraduate total student enrollments for the term that began in March 2004 were 4.5% lower than last year. Although new student undergraduate enrollments were higher than last year in both of the final two terms of the year cited above, the increases have been in online programs and programs at DeVry University Center locations that are designed to serve working adult students. These students more typically enroll for less than a full-time academic load, and accordingly, they pay a somewhat lesser tuition amount than students at the undergraduate campus locations. Even though undergraduate enrollments in business programs continue to increase, the Company believes that declines in enrollment in its technology programs at its campus locations have been caused by past reductions in technology field employment, which decreased applicant interest in these fields. During the year, a new undergraduate campus was opened in Houston, Texas, and several new DeVry University Center locations were opened or expanded.

At the start of the summer term, which is the beginning of fiscal 2005, graduate coursetakers increased from last year by 8.4% to 10,276. However, total undergraduate enrollments of 38,036 remained below the level of the previous year, declining by 7% from the summer term in fiscal 2004 that were 41,075. On a continuing operation basis, excluding the students at the Mississauga (Toronto), Canada, campus that did not accept new students after the summer term of last year, the decline in total enrollment from last year was 5.8%.

Other Educational revenue declined by $3.6 million, or 7.2%, from the previous year. Other Educational revenue is composed primarily of the sale of books and supplies in connection with the Company's educational programs, including the Becker CPA Review course on CD-ROM and other CPA and CFA review study materials, application and other non-refundable fees and interest or payment deferral charges on students' outstanding accounts receivable balances. The decrease in revenue from last year occurred primarily in the DeVry University segment where lower undergraduate enrollments and a further outsourcing of book sales, as discussed more fully below, affected this source of revenue.

DeVry University entered into an agreement with Follett Higher Education Group ("Follett") several years ago to manage some of the undergraduate on-campus bookstores. The wider range of ancillary merchandise and experienced retail store management available from Follett are believed to provide an improved level of student service. DeVry University receives a commission from Follett based upon the level of bookstore sales at these campuses. At fiscal 2004 year-end, Follett was managing 14 campus bookstores. Sales at Follett-managed bookstores, net of commissions to DeVry University, were approximately $16.0 million in fiscal 2004 compared to $17.0 million in fiscal 2003. During fiscal 2004, sales of books to students enrolled in online courses and at some DeVry University Centers was managed by a different company under a similar commission agreement. The Company has entered into an agreement with Follett to manage the remaining campus bookstores and its online and center book sales, with the transition occurring over several quarters in fiscal 2005.

At Becker Professional Review in the Professional and Training segment, revenues decreased from the previous year by more than $7 million. Effective with calendar year 2004, the twice-a-year, paper and pencil CPA exam format is no longer being offered. Instead, the exam is now available on demand almost year-round in a new computer-based format. Candidates may choose to take the four exam sections individually and at different times. While this provides greater flexibility for candidates sitting for the exam, it may extend the time over which exam candidates take review courses, such as those offered by Becker and, therefore, extend the period over which review course revenue is earned. The Company also believes that some exam candidates delayed taking the new exam in order to benefit from the experiences of the first takers of the new format exam, thus reducing enrollments and revenues in the third and fourth quarter. However, the Company expects that the number of exam candidates will increase from these reduced levels over the period of the next several quarters.

Ross University segment revenues were included in fiscal 2004 for the entire year. In fiscal 2003, Ross University segment revenues were included only for the six-week period from the date of its acquisition until the end of the fiscal year.

Interest Income on the Company's short-term investments of cash balances decreased by $0.3 million from fiscal 2003. The decrease is due to lower interest rates available on investments and the use of most cash balances to offset bank service fees rather than for short-term investments.

The Company's Cost of Educational Services increased by $54.0 million, or 14.8%, from fiscal 2003. Cost of Educational Services includes the cost of faculty and related staff which represents more than half of this expense category. Also included in this expense category are the costs of facilities, supplies, bookstore and other educational materials, student education-related support activities and the provision for uncollectible student accounts.

The increase in this expense category includes a full year of cost of operations at Ross University that was not a part of the Company for most of the previous fiscal year. Cost increases were incurred through all of the Company's previously existing operations and costs associated with new DeVry University Centers, the undergraduate Houston campus that opened in September and a growing online student enrollment requiring additional faculty and staff to support this growing method of delivery. At the new DeVry undergraduate campuses in Philadelphia and South Florida that were opened in the first half of last fiscal year, additional faculty and staff are being hired as students progress into the higher terms of their educational programs. For the Keller Graduate School term that began in May 2004, courses were taught in seven new locations compared to the April term of last year.

In the fourth quarter of fiscal 2003, the Company incurred charges of approximately $2.5 million related to workforce reductions in the eastern Canada and U.S. operations. No such charges were incurred during the current fiscal year. However, in the second quarter of fiscal 2004, the Company recognized an approximately $0.5 million pre-tax loss from asset impairment on the furniture and laboratory equipment associated with the Company's Toronto-area operations. Under its agreement with RCC College of Technology for the teachout of the DeVry student programs that allows students to complete their program of study, this equipment may become the future property of RCC and will have no further useful life for DeVry beyond the period of the teachout.

Additions to land, buildings and equipment were $42.8 million in fiscal 2004 as the Company continued its investment in new and expanded facilities and equipment for students and staff. As a result of these and previous years' additions to facilities and equipment, depreciation expense, most of which is included in Cost of Educational Services, increased by $3.1 million compared to last year, after increasing by $4.9 million in fiscal 2003 from fiscal 2002. Fiscal 2003 depreciation expense included a $0.8 million pre-tax impairment loss on long-lived leasehold improvements in the Company's Canadian operations.

Student Services and Administrative Expense increased by $49.8 million, or 22.1% from last year. Student Services and Administrative Expense includes the costs of new student recruiting, general and administrative costs, expenses associated with curriculum development and the amortization expense of finite-lived intangible assets related to acquisitions of businesses, including the acquisition of Ross University. Amortization expense in fiscal 2004 was $14.7 million compared to only $2.6 million in fiscal 2003.

The increase in expense also includes marketing and administration at Ross University for a full year compared to just the six-week period at the end of last fiscal year. The increased expense also reflects the higher advertising and selling costs associated with efforts to generate more new student enrollments, primarily in DeVry University's undergraduate educational programs.

The Company believes that recent reductions in technology field employment decreased applicant interest in these fields, requiring the Company to increase the level of its recruitment activity to maintain enrollments. Expenditures for new student recruitment are charged to expense as incurred. The Company believes that increased expenditures for new student recruitment were largely responsible for the increases in new undergraduate student enrollments for the past several terms. For the undergraduate term that began in July 2004, which is the start of the Company's fiscal 2005, new student undergraduate enrollments increased by 0.9% from last year, excluding the final admission last July of new students to the now discontinued Toronto-area operations. For the previous two undergraduate terms that began in March 2004 and November 2003, new student undergraduate enrollments increased by 3.9% and 3.2%, respectively, from last year in the final terms before new students were no longer being accepted in Toronto.

Information systems development costs are also included in Student Services and Administrative Expense. In response to the growing size and complexity of its varied educational program offerings, the Company continued its development and implementation of a new student information system to better support the educational process and supporting activities. In accordance with accounting principles for internal software development costs, certain wage and outside consulting costs associated with this project are being capitalized. Indirect expenses, such as training and employee communication, are being charged directly to expense as incurred. At the end of fiscal 2004, costs capitalized totaled $20.0 million, of which $5.3 million was capitalized in the current year. This compares to $14.7 million of total capitalized costs at the end of fiscal 2003, of which $6.0 million was capitalized in that year.

Many of the elements of this system have now been placed into service and the capitalized costs are being amortized to expense over the estimated useful life of each program element, but not exceeding five years. Amortization began in the fourth quarter of fiscal 2002. In fiscal 2004, amortization expense totaled $2.3 million compared to $0.5 million in the previous year. Cumulatively, a total of $2.9 million has been amortized to expense through the end of fiscal 2004. In addition to the amounts amortized to expense, $5.2 million of related but indirect activity costs were charged directly to expense in fiscal 2004. This compares to $5.5 million charged directly to expense in the previous year.

One of the Company's Directors is also an investor in and a director of a consulting firm engaged by the Company to assist with system development projects, including the new student information system. Fees paid to this consulting firm have been negotiated to a level believed to be comparable to those charged to similar customers. Fees paid to this consulting firm during fiscal 2004 and 2003 were approximately $4.8 million and $4.1 million, respectively. As the student information system moves from its development phase to deployment, the Company estimates that fees to be paid to this consulting firm in the coming year will decrease somewhat from those paid in fiscal 2004.

In the DeVry University segment, operating income and the operating margin declined from last year. Contributing to the year's lower earnings were the lesser total undergraduate student enrollments discussed above and increased spending on undergraduate new student recruiting to increase future term enrollments. Income was also affected by the increased number of new teaching locations and expanding educational operations to support the increased enrollments in online programs. Although spending at the undergraduate campuses was curtailed as enrollments declined, significant fixed costs of operation, such as facility-related costs, were not able to be reduced. Also affecting income was the recognition of a $0.5 million pre-tax asset impairment loss on the Toronto-area furniture and laboratory equipment used under the teachout agreement with RCC as discussed above. This agreement has reduced the Company's operating losses at the Toronto campus below what such losses were under Company management in fiscal 2003 and below what the losses would have been if the Company continued to manage the educational process and services through the current year. Partly offsetting these factors in the undergraduate operations was the positive effect on margins from higher enrollments at Keller Graduate School and from the positive effect on income from the conversion to an eight-week term length aligned with the common DeVry University calendar as discussed above. Additionally, price increases of approximately 5-6% for both undergraduate and graduate students were implemented in July 2003 and another price increase was implemented for the term that began in March 2004.

In the Professional and Training segment, operating income declined by almost $7.9 million from last year because of the effects on enrollment and revenues from the change in the CPA exam format and schedule as discussed above. Also, cost increases for development of the new CPA exam format materials adversely affected income for the year. Because of the change to the CPA exam schedule, the Company believes that the historical Becker operating year that ended in April with the administration of the spring CPA exam is no longer the most appropriate fiscal year end. Effective with the Company's fiscal 2005, the Becker fiscal year will be aligned with the June 30 year-end of DeVry Inc. This change in accounting will be implemented and reported in the first quarter of fiscal 2005. The cumulative effect of this change in accounting is expected to add approximately $0.02 per share for the first quarter and total year of fiscal 2005.

Income from the Ross University acquisition was first incorporated into the Company's financial results in the fourth quarter of fiscal 2003 following completion of its May 2003 acquisition. For the current fiscal year, Ross University contributed $32.7 million of operating income, or a 39.4% margin, before interest expense and amortization expense of intangible assets associated with its acquisition.

Interest expense increased by $6.6 million from last year because of the fourth quarter of fiscal 2003 borrowings for the acquisition of Ross University. During the year, borrowings were reduced by $40 million to $250 million using existing cash balances and cash generated from operations. Short-term interest rates, which serve as the basis for the interest rate on this debt, remained low during fiscal 2004 but have now begun to increase. The Company intends to make further debt reductions during fiscal 2005, which should offset the effect of higher interest rates.

Taxes on income were 28.6% of pretax income for the year compared to 29.3% last year. In fiscal 2003, the Company recognized non-recurring tax benefits of $8.1 million associated with the restructuring of its Canadian operations. Without this non-recurring benefit, the tax rate for fiscal 2003 would have been 38.7%. The Company's tax rate on income is the composite of state and federal taxes on operations other than from Ross University and a single digit rate on the earnings of Ross University, most of which is earned offshore in jurisdictions where the Company has agreements with those governments that exempt Ross earnings from local income taxes. For the foreseeable future, the Company intends to reinvest the Ross University earnings and cash flow to reduce outstanding debt; improve and expand facilities and operations at the schools; and pursue future business opportunities outside the United States. Accordingly, the Company has not recorded a current provision for the payment of U.S. income taxes on these earnings.

### FISCAL YEAR ENDED JUNE 30, 2003 VS. FISCAL YEAR ENDED JUNE 30, 2002

Total consolidated revenues for fiscal 2003 set a new record, increasing by $31.4 million, or 4.9%, from fiscal 2002. In May 2003, the Company completed the acquisition of Dominica Management, Inc. ("DMI") for $329.3 million. DMI owns and operates the Ross University School of Medicine and the Ross University School of Veterinary Medicine, operating in the Caribbean countries of Dominica and St. Kitts/Nevis, respectively. Ross University is one of the world's largest providers of medical and veterinary medical education with over 2,800 students at the date of acquisition. Ross University operations contributed $9.4 million in revenues for the period from date of acquisition to the end of the fiscal year.

Tuition revenues, which are the largest component of total revenues, increased by $27.9 million, or 4.7%, from fiscal 2002. Tuition revenue is reported net of tuition refunds. Compared to previous years, the lesser rate of increase in tuition revenue during fiscal 2003 was caused by reduced enrollments in the Company's undergraduate technology programs.

Other Educational revenue increased by 7.7% in fiscal 2003 compared to the previous year. Other Educational revenue is composed primarily of the sale of books and supplies, including the Becker CPA Review course on CD-ROM and other CPA and CFA review study materials, application and other non-refundable fees, and interest or payment deferral charges on students' outstanding accounts receivable balances. The increased revenue results primarily from a higher enrollment fee charged to new students and increased sales of books and supplies for the CPA and CFA exam reviews, as increased numbers of students enrolled in the Company's exam preparation courses.

Interest income on the Company's short-term investments of cash balances decreased by $0.1 million from fiscal 2002 to $0.4 million. The decrease is due to lower interest rates available on investments and the application of some cash balances to offset bank service fees. In addition, a portion of the Company's cash balances in May and June were utilized to complete the acquisition of DMI.

The Company's principal business is providing postsecondary education. Prior to the acquisition of DMI, the Company had presented its financial results in two reportable segments, DeVry University (undergraduate and graduate programs in business and technology) and Professional and Training (Becker CPA, CMA and CFA exam reviews, and corporate training). With the May 2003 acquisition of DMI, the Company presents the financial results of these medical program operations for fiscal 2003 in a third reportable segment.

DeVry University segment revenues increased by $16.3 million, or 2.7%, from the previous year. Contributing to the increased revenue was an increase of nearly 21% in coursetakers in graduate management programs for the five terms of 2003 compared to 2002. However, partly offsetting this increase, total undergraduate enrollment for the three terms of 2003 decreased approximately 5.4% from the previous year. Although undergraduate enrollments in business programs continue to increase, the Company believes that declines in enrollment in its technology programs have been caused by reductions in technology field employment that has decreased applicant interest in these fields. New undergraduate campus openings in Philadelphia, PA, Miramar, FL, and Denver, CO, plus an expanded number of DeVry University Centers and increased online student enrollments helped reduce the effect of lower enrollment in the Company's technology programs. Tuition rate increases of approximately 6% also helped offset the effect of lower enrollments.

At the start of the summer term, which is the beginning of fiscal 2004, graduate coursetakers increased from the previous year by 15.5% to 9,483. However, total undergraduate enrollments of 41,075 remained below the fiscal 2003 summer term level of 43,342, down 5.2%. This compares to a decline of 6.0% in total undergraduate enrollments for the spring 2003 term, which was the last term of fiscal 2003, compared to the spring 2002 term.

DeVry University entered into an agreement with Follett Higher Education Group ("Follett") several years ago to manage some of the undergraduate on-campus bookstores and provide Internet ordering capability to students at these campuses. The wider range of ancillary merchandise and experienced retail store management available from Follett are believed to provide an improved level of student service. DeVry University receives a commission from Follett based upon the level of bookstore sales at these campuses. At fiscal 2003 year-end, Follett was managing 14 campus bookstores, including two of the new campuses opened during the year. Sales at campus bookstores under Follett management, net of commissions paid to DeVry University, were approximately $17.0 million in fiscal 2003, compared to $17.1 million in the previous year. Responsibility for managing additional campus bookstores may be transferred to Follett in the future, based upon the needs of each campus. In addition, sales of books to students enrolled in DeVry University online courses and some DeVry University Centers are managed by a different company. DeVry University also receives a commission based upon the level of these bookstore sales.

In the Professional and Training segment, revenues increased by $5.8 million, or 15.3%, from fiscal 2002 following a 16.4% increase in revenues in the previous year. Increased numbers of students taking the Becker CPA Review and Stalla CFA Review courses in the classroom, on CD-ROM or online, and an increased course price of approximately five percent all contributed to the increased revenue.

In fiscal 2003, Cost of Educational Services increased by $18.1 million, or 5.2%, from the previous year. Cost of Educational Services includes the cost of faculty and related staff, which represents approximately 60% of the expense category. More than half of the increase in this expense category was the result of higher wages and benefits to faculty and staff in all of the Company's operations. Also included in this expense category are the costs of facilities, supplies, bookstore and other educational materials, student education-related support activities and the provision for uncollectible accounts. Ross University expenses of a similar nature are included in this expense category for the six-week period subsequent to its acquisition. In the fourth quarter of 2003, charges of approximately $2.5 million related to workforce reductions in the Company's eastern Canada and U.S. operations were included in this expense category as the Company adjusted the size of its employee base to better match enrollments and revenues.

Additions to long-lived assets in DeVry University were $42.7 million as the Company continued its investment in new and expanded facilities and equipment for students and staff. As a result of these and previous additions to facilities and equipment, depreciation expense in DeVry University, most of which is included in Cost of Educational Services, increased by $4.9 million, or 15.7%, in fiscal 2003, after increasing $4.4 million, or 16.3%, in the previous year. Contributing to the increased depreciation expense in fiscal 2003 was the recognition during the second quarter of an approximately $0.8 million impairment loss on long-lived leasehold improvements in the Company's Canadian operations. The recognition of this impairment loss followed an assessment of the expected future results and cash flows of the Canadian operations, where enrollment declines have adversely affected financial results.

Student Services and Administrative Expense increased by $37.1 million, or 19.6%, from fiscal 2002. Student Services and Administrative Expense includes the costs of new student recruiting, general and administrative costs and expenses associated with curriculum development. The increased spending primarily reflects higher advertising and selling costs associated with efforts to generate more new student enrollments in the Company's educational programs for the terms that began in fiscal 2003 and for the summer term of fiscal 2004. Ross University expenses of a similar nature are also included in this expense category for the six-week period subsequent to its acquisition. In addition, $1.8 million of amortization expense of finite-lived intangible assets related to the Ross acquisition is included in this expense category.

In fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, entitled "Goodwill and Other Intangible Assets." Goodwill and indefinite-lived intangible assets arising from a business combination are no longer amortized and charged to expense over time. Instead, as required by SFAS 142, goodwill and indefinite-lived intangibles must be reviewed annually for impairment, or more frequently if circumstances arise indicating potential impairment. As of June 30, 2003, the Company, with the assistance of an independent professional valuation specialist, determined that there was no impairment loss in the reporting units represented by the Company's three operating segments.

As previously explained, the Company believes that reductions in technology field employment have lessened applicant interest in these fields, requiring the Company to increase the level of its recruitment activity to maintain enrollments. Generally, expenditures for new student recruitment, which are charged to expense as incurred, precede the time periods in which revenue is generated by these new student enrollments. The Company believes that increased expenditures for new student recruitment were largely responsible for the increase in new undergraduate student enrollments in the summer term of fiscal 2004, up 2.5% from the previous summer term.

Included in Student Services and Administrative Expense was an approximately $2.5 million charge to reflect the accrual for current year costs relating to employment agreements completed in the second quarter with the Company's co-chief executive officers. This accrual is based on recording the present value of the Company's obligation to the co-chief executive officers over their period of future active service.

Also, in response to the growing size and complexity of its educational programs, including the expanded number of DeVry University Centers and online student enrollments, the Company continued its design and development of a new student information system to better support the educational process and supporting activities. Information system development costs related to this project have increased from last year as the project nears implementation in fiscal 2004. In accordance with accounting principles for internal software development costs, certain wage and outside consulting service costs are being capitalized. Indirect expenses, such as training and employee communication, are charged directly to expense as incurred. At the end of fiscal 2003, costs capitalized to date were $14.7 million, of which $6.0 million was capitalized during the current fiscal year. This compares to $6.2 million capitalized during the previous year. In addition to the amounts capitalized, $5.5 million of related but indirect activity costs were charged directly to expense, up from $2.6 million charged directly to expense in the previous year. Some elements of the overall system have already been placed into service. Amortization began in the fourth quarter of fiscal year 2002 over the expected useful lives of each program element, but not exceeding five years. Approximately $0.5 million of amortization expense was recognized during fiscal 2003.

One of the Company's Directors is also an investor in and director of a consulting firm engaged by the Company to assist with systems development projects, including the new student information system. Fees paid to this consulting firm have been negotiated to a level believed to be comparable to those charged to similar customers. Fees paid to this consulting firm during the current fiscal year were approximately $4.1 million, compared to approximately $3.5 million paid in fiscal 2002. The Company estimates that fees to be paid to this consulting firm in fiscal 2004 will be reduced somewhat from the level incurred in 2003 as these system projects are being placed into service.

In the DeVry University segment, both operating income and operating margin as a percent of revenue declined from the previous year. Operating margins declined from 16.8% in fiscal 2002 to 11.8% in fiscal 2003 as operating income decreased by $28.7 million, due largely to the lower number of undergraduate enrollments and the higher level of spending on student recruitment to reverse the new and total student enrollment declines that occurred during fiscal 2003.

The operations of Ross University were acquired by the Company in May 2003 and their results of operations have been included in the Company's results for the final six weeks of the year. Ross University operations for this period, net of amortization of intangible assets, interest expense on Company borrowings for the acquisition and taxes on income as appropriate, were accretive to the overall Company financial results.

In the Professional and Training segment, operating income in fiscal 2003 increased by $3.3 million, or 31.4%, from the previous year. Operating margins increased from 27.9% to 31.8% as operating efficiencies were realized from increased numbers of students enrolled for the exam review courses and from higher tuition pricing.

Interest expense increased by $0.5 million as borrowings for the Ross acquisition in mid-fourth quarter of the fiscal year generated additional expense.

Taxes on income, before the non-recurring benefit related to the Company's Canadian operations and described more fully below, were accrued at a rate of 38.7%, compared to 39.4% last year. Contributing to the fiscal 2003 lower tax rate were certain business incentive tax credits. Also, in February of 2003 the Company restructured and continued its Canadian subsidiary into the U.S. tax jurisdiction and domesticated it as a Limited Liability Company generating current U.S. tax benefits for the losses of the LLC beginning in March.

The Ross University School of Medicine, operating in the Commonwealth of Dominica, and the Ross University School of Veterinary Medicine, operating in the Federation of St. Christopher Nevis, St. Kitts, both have agreements with their respective governments that exempt them from local income taxation through the years 2043 and 2023, respectively. Accordingly, no current provision for foreign income taxes was provided. The Company has also not recorded a tax provision for the undistributed earnings of the schools since the date of acquisition because it is the Company's intention to indefinitely reinvest these earnings to service debt, improve and expand the facilities and operations of the schools, and pursue future investment opportunities outside of the United States.

The Company's future composite tax rate will reflect the combination of both an estimated tax liability at an approximately 37-39% rate historically experienced on Company operations other than Ross University and no tax liability on the Ross University operations in their home Caribbean countries. All of the amortization of intangible assets associated with the Ross acquisition, and the interest expense on the portion of the borrowings held by an offshore subsidiary, are attributable to the Ross earnings that are exempt from income taxes and thus do not generate a tax benefit in any taxing jurisdiction.

During the second quarter, the Company recorded approximately $8.1 million of net non-recurring tax benefits related to its Canadian operations. The Company assessed the expected future results of its DeVry University Canadian operations including future cash flows and taxable income. This assessment included an analysis of the previously recorded Canadian deferred tax assets. These deferred tax assets consisted primarily of net operating loss carryforwards and a tax basis higher than book basis for property and equipment. Based upon this assessment, it was determined that a valuation allowance of 100 percent was required for these deferred tax assets. This resulted in an additional income tax expense provision of approximately $6.5 million.

Also during the second quarter, the Company determined, based upon this same assessment, that it would deduct the full amount of the tax basis of its investment in its Canadian subsidiary. This reflects the negative value ascribed to the investment as determined by the independent valuations of the business that were undertaken as a part of the assessment. The U.S. income tax deduction results in a tax benefit totaling approximately $14.6 million. The net effect of these two actions associated with the Canadian investment and operations is a net tax benefit of approximately $8.1 million, categorized as "Non-Recurring Tax Benefits" in the Statements of Income.

Net income for the year of $61.1 million decreased by $5.9 million from the previous year. Earnings per share declined from $0.95 per share (diluted) in the previous year to $0.87 per share (diluted) in fiscal 2003 primarily as a result of the previously discussed lower undergraduate enrollments and increased spending on new student recruitment offset, in part, by the previously discussed net Canadian tax benefit equal to approximately $0.12 per share.

In August 2003, the Company announced that its subsidiary, DeVry Canada LLC, had signed a letter of intent with RCC College of Technology ("RCC") that would enable DeVry to phase out its operations at its Toronto campus, commencing with the term that began in November 2003. An agreement was subsequently finalized with RCC for the management of the completion of programs of study for the remaining students at the Toronto campus. July 2003 was the last term for which new students were admitted to the Toronto campus.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Note 1 of the Notes to Consolidated Financial Statements for the fiscal year ended June 30, 2004, describes in detail the method of application of the critical accounting policies listed below.

DeVry University tuition and technology fees and Ross University tuition revenues are recognized ratably on a straight-line basis over the applicable academic term. Tuition and other refunds are reported as a reduction of revenues. Textbook and other educational supply sales are recognized when the sale occurs. Inventory is valued using the first-in, first-out method of accounting. Advertising costs are charged to expense in the period in which materials are purchased or services are rendered. Similarly, all start-up expenses related to new operating locations and new curriculum development costs are also charged directly to expense as incurred.

The costs associated with developing the Company's new student information system are being capitalized in accordance with the rules on accounting for costs of computer software developed for internal use. Fixed asset acquisitions are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the asset. Stock-based compensation is accounted for using the intrinsic value approach of APB 25 and all required disclosures relative to such compensation and its pro forma effect on earnings are disclosed in the footnotes to the financial statements.

In accordance with SFAS 142, entitled "Goodwill and Other Intangible Assets," the Company annually undertakes an assessment of the fair value of its reporting units compared to their carrying value for potential impairment of goodwill, and of the fair value compared to carrying value of intangible assets arising from a business combination. This assessment is performed either annually, or more frequently if circumstances require, with the assistance of an independent professional valuation specialist. The valuation is based upon several factors including estimates of future revenues and earnings, a discounted cash flow analysis for several years into the future and includes other assumptions such as income tax and interest discount rates. Such estimates require significant judgment, and over the period of future years, actual results may differ from these estimates. Although management believes that its estimates are appropriate, decreases in earnings and cash flow from these estimates and/or significant changes in other assumptions underlying the analysis could result in impairment charges in future periods. At June 2004, intangible assets from business combinations equaled $86.3 million, and goodwill equaled $284.4 million. Together these assets equal approximately 42% of total assets, and any impairment could significantly affect future results of operation.

The Company's financial statements include estimates and assumptions about the reported amounts of assets, liabilities, revenues and expenses whose exact amounts will not be known until future periods. Actual amounts may differ from the estimates included in the financial statements.

Significant estimates included in the Company's financial statements include the method of revenue recognition across the academic periods, determining the useful lives of equipment and facilities whose value is a significant portion of the Company's total assets, determining the value and useful lives of acquired finite-lived intangible assets, determining the value of indefinite-lived intangible assets, determining the pattern of the amortization of finite-lived intangible assets over their economic life, estimating losses to be realized in the future on the collection of presently owed student receivable balances, estimating costs associated with any settlement of law suits in which the Company is a defendant and estimating healthcare reimbursement claims for medical services rendered but not yet processed or paid. The methodology by which each of these estimates has been determined for fiscal 2004 is consistent with the manner in which such estimates were made in prior years although the parameters used in setting the value of these estimates is analyzed and may change as current conditions warrant. Variances from estimate to actual expense for these items in past years have not been material. Although different assumptions about the parameters affecting each of these estimates could produce a different amount of estimate, the reasonably determined range of estimates for each item would generally not be large enough to materially change the overall Company reported financial results.

## CONTINGENCIES

The Company is subject to occasional lawsuits, investigations and claims arising in the normal conduct of its business.

In September 2003, the Company received a notice from Acacia Research Corporation claiming patent-infringement. The notice alleges that the Company has infringed upon several Acacia patents relating to streaming audio and video technology. This technology was allegedly used by the Company through its online education provider and is also used by many other companies in conjunction with the delivery of online programs. The Company has had discussions with Acacia relating to this claim and does not believe that it had infringed upon the Acacia patents.

In March 2002, the Company received notice of a class-action complaint filed in the federal district court in Michigan under the Fair Labor Standards Act by several former field sales representatives seeking overtime compensation for services rendered during their period of employment. In March 2003, the Company participated in a required mediation session but no resolution was reached. A decision was entered for the Company at trial; but an appeal was filed. This matter was fully resolved by settlement between the parties in June 2004.

In January 2002, the Company received notice of an antitrust complaint concerning the alleged monopoly by operations of its Becker CPA Review Corp. subsidiary in California. This complaint was filed in federal district court by the trustee in bankruptcy of a failed CPA review provider seeking a substantial amount of damages. In April 2002, this complaint was voluntarily dismissed by the plaintiff without prejudice. The complaint was amended and subsequently re-filed in state court. An initial mediation session did not result in an agreement. A second mediation session was held in August 2004, resulting in a tentative agreement to settle the matter. Discovery continues and pending a final settlement, a trial is scheduled for October 2004.

In January 2002, a graduate of one of DeVry University's Los Angeles-area campuses filed a class-action complaint on behalf of all students enrolled in the post-baccalaureate degree program in Information Technology. The suit alleges that the program offered by DeVry did not conform to the program as it was presented in the advertising and other marketing materials. In March 2003, the complaint was dismissed by the court with limited right to amend and re-file. The complaint was subsequently amended and re-filed.

In November 2000, three graduates of one of DeVry University's Chicago-area campuses filed a class-action complaint that alleges DeVry graduates do not have appropriate skills for employability in the computer information systems field. The complaint was subsequently dismissed by the court, but was amended and re-filed, this time including a then-current student from a second Chicago-area campus.

In conjunction with the required annual review procedures related to its administration of financial aid programs under the Ontario Student Aid Program, the Toronto-area DeVry campuses engaged in discussions with the Ontario Ministry of Education relating to certain additional information requirements for the 2001 and 2002 financial aid years. These additional information requirements could serve as the basis for a Ministry claim for the return of some amounts of financial aid disbursed to students attending these campuses. Although there are no current discussions underway with the Ministry, based upon its previous discussions, the Company believes that there will be no significant monetary liability. The Company's Toronto-area campus does not accept new student admissions and is being operated under an agreement with RCC College of Technology as previously discussed. Accordingly, the Company is no longer participating in these financial aid programs.

The Company has recorded approximately $2.9 million associated with estimated loss contingencies at June 30, 2004. While the ultimate outcome of these contingencies is difficult to estimate at this time, the Company does intend to vigorously defend itself with respect to these claims. At this time, the Company does not believe that the outcome of current claims, regulatory reviews and lawsuits will have a material effect on its cash flows, results of operations or financial position.

## LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity is the cash received from payments for student tuition, books, educational supplies and fees. These payments include funds originating as student and family educational loans; other financial aid from various federal, state and provincial loan and grant programs; and student and family financial resources.

The pattern of cash receipts during the year is somewhat cyclical. The level of accounts receivable from which payments are collected reaches a peak immediately after the billing of tuition, books and fees each semester. At DeVry University, the principal undergraduate semesters begin in July, November and March, although shorter session courses are also being offered beginning in the months of September, January and May. Collections of student receivables reach their peak during the first half of each term, generally reaching 70%-80% of collections for the entire term. Collections during this period exceed payments for operating expenses applicable to that period and generally provide sufficient cash flow for the balance of the semester's operations, when collections are much lower.

Accounts receivable reach their lowest level just prior to the start of the next semester, dropping to their lowest point in the year at the end of June. The end of June corresponds to both the end of the undergraduate spring semester, the end of a graduate school term and the end of a financial aid year, at which time substantially all financial aid for the previous 12 months has been disbursed to students' accounts. Ross University experiences a similar operating pattern but its semesters begin in May, September and January, smoothing somewhat the seasonal pattern at DeVry University.

In fiscal 2003, the Keller graduate operations of DeVry University had five term starts per year, but adoption of a uniform academic calendar created a revised term structure with six term starts per year that was implemented in July, effective with the start of fiscal 2004, resulting in a somewhat different monthly pattern of cash flow this year compared to the previous year. Similarly, the Professional and Training segment operation has historically had two major term starts per year, but the change to an on-demand CPA exam format beginning in April 2004 creates a new and somewhat smoother future cash flow pattern throughout the year than had been previously experienced. Although these term start dates and frequency may be different from the DeVry undergraduate operations, there are similar cyclical patterns in the billings that create accounts receivable and cash receipts within the period of these respective academic term cycles.

At June 30, 2004, total Company accounts receivable, net of related reserves, were approximately $28.2 million, compared to $24.3 million last year. Increased Company revenues, including revenues from Ross University, created higher receivables to be collected, and there were higher average receivables from students at DeVry University as tuition rates were increased in both July 2003 and March 2004, offsetting increased efforts at collection and financial aid administration. Reserves for uncollectible accounts for both undergraduate and graduate student receivables were increased as a percentage of outstanding receivables to reflect the Company's current collection experience on balances owed.

To help further reduce the level of Company-provided interim student financing under the DeVry University undergraduate EDUCARD® program, students at some of the U.S. and Canadian DeVry undergraduate teaching locations participate in supplementary loan programs funded by private lenders. The supplementary loans are aimed at students whose eligibility for federal and state funded financial aid is not sufficient to cover all their costs of education. Some of these loans are subject to a limited Company default risk sharing agreement. At June 30, 2004, the Company had fully reserved for and recognized as expense the entire amount of its share of the default risk.

The Company is highly dependent upon the timely receipt of financial aid funds at DeVry University and Ross University. The Company estimates that historically, more than 60% of its DeVry University undergraduate students' tuition, book and fee revenues were financed by government-provided financial aid to students. Keller Graduate School collections from student participation in federal loan programs is approximately 40% of Keller revenues. Ross University collections from student participation in federal loan programs is approximately 70% of its revenues.

The financial aid and assistance programs in which the Company's students participate are subject to political and governmental budgetary considerations. There is no assurance that such funding will be maintained in the future.

Extensive and complex regulations in the United States and Canada govern all of the government financial assistance programs in which the Company's students participate. The Company's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for disciplinary action, including initiation of a suspension, limitation or termination proceeding against the Company. Such program reviews may be conducted at any educational institution at any time and have been conducted in the past at several Company campuses. Previous Department of Education and state regulatory agency program reviews have not resulted in material findings or adjustments.

In conjunction with the required annual review procedures related to its administration of financial aid programs under the Ontario Student Aid Program, the Toronto-area DeVry campuses engaged in discussions with the Ontario Ministry of Education relating to certain additional information requirements for the 2001 and 2002 financial aid years. These additional information requirements could serve as the basis for a Ministry claim for the return of some amounts of financial aid disbursed to students attending these campuses. Although there are no current discussions underway with the Ministry, based upon its previous discussions, the Company believes that there will be no significant monetary liability. The Company's Toronto-area campus does not accept new student admissions and is being operated under an agreement with RCC College of Technology as previously discussed. Accordingly, the Company is no longer participating in these financial aid programs.

Under the terms of the Company's participation in governmental financial aid programs, certain cash received from various state governments and the U.S. Department of Education is maintained in restricted bank accounts. These funds are either received subsequent to the completion of the authorization and disbursement process for the benefit of the student or just prior to that authorization. Once the authorization and disbursement process to the student has been completed, the funds are transferred to unrestricted accounts, and these funds then become available for use by the Company in current operations. This process generally occurs within the period of the academic term for which such funds were authorized, with no academic term being more than 16 weeks in length. At June 30, 2004, cash in the amount of $13.5 million was held in restricted bank accounts. At June 30, 2003, cash in restricted bank accounts equaled $14.1 million.

In June 2004, the Company received notice from the Department of Education that the Equity, Primary Reserve and Net Income ratios ("financial responsibility ratio") yielded a composite score of 1.4 for the year ended June 30, 2003. A minimum score of 1.5 is necessary to fulfill the requirements of the Department's financial standards. Effective with receipt of this notice, the Department required DeVry University to make financial aid disbursements under a Cash Monitoring mode. Under this Cash Monitoring, DeVry University could not submit requests for financial aid funds for its students in an amount greater than the amount of the actual disbursements made to students included in the request. DeVry University has historically requested financial aid reimbursements in a fashion similar to that imposed by this restriction and, therefore, cash flow was not significantly affected. In late July, DeVry University received notice from the Department of Education that the restriction to operate under Cash Monitoring had been suspended pending submission of audited financial statements for the year ending June 30, 2004. The Company's calculation of its composite score at June 2004 is above the required minimum of 1.5.

Cash generated from operations in fiscal 2004 was $134.4 million, compared to $100.2 million last year. Contributing to the increase in cash flow from operations were higher advance tuition payments and deferred tuition revenues for the coming terms, particularly at Becker Professional Review where the change in the CPA exam format and exam schedule has resulted in a different pattern of payments and billings than under the previous twice-a-year exam schedule with a business cycle ending in April. Also contributing to the improved cash flow were higher non-cash charges for depreciation and amortization included in net income. Partly offsetting these increases were higher accounts receivable, increasing at about the same rate as revenues.

Capital expenditures in fiscal 2004 were $42.8 million compared to $43.8 million in the previous year. In just the past three years, the Company has invested over $172 million for expansion, facility improvement and replacement of school laboratories, teaching and administrative equipment for its educational program offerings.

For fiscal 2005, capital expenditures are expected to approximately equal those of fiscal 2004. There are no new large DeVry University campus sites under construction, but there are further facility expansion plans at both the Ross University medical and veterinary schools. Other new or expanded operating locations are expected to be in leased facilities requiring less capital spending by the Company. Capital spending on improvements, including instructional technology and expansion, is an integral component of the Company's operating strategy.

In May 2003, in conjunction with its acquisition of Ross University, the Company terminated its $85 million revolving loan agreement and entered into two new loan agreements. These new loan agreements provided funding for the acquisition and for working capital needs as may be required. Under these new agreements, all borrowings and letters of credit issued under these agreements are through DeVry Inc. and Global Education International ("GEI"), which is a newly formed international subsidiary. In June 2004, the Company amended this loan agreement to extend its maturity to July 1, 2009; reduce the interest rate on outstanding borrowings by approximately 0.25% depending upon the achievement of certain financial performance ratios; and increase, at the Company's option, the borrowing limit by $75,000,000.

THE CURRENT LOAN AGREEMENTS AND THEIR BORROWING LIMITS ARE AS FOLLOWS:

| Revolving Credit Agreement | |
|---|---|
| DeVry Inc. as Borrower | $125,000,000 (CAN BE INCREASED BY $75,000,000 AT THE COMPANY'S OPTION.) |
| GEI as Borrower | 50,000,000 |
| Total | $175,000,000 |

| Senior Notes | |
|---|---|
| DeVry Inc. as Borrower | $ 75,000,000 |
| GEI as Borrower | 50,000,000 |
| Total | $125,000,000 |

All borrowings and letters of credit under the revolving credit facility now mature on July 1, 2009. At June 30, 2004, aggregate borrowings under these agreements totaled $250 million, consisting of borrowings of $125 million under the revolving credit agreement and borrowings of $125 million under the senior notes. Based upon these levels of borrowing at fiscal year-end, a 1% increase in short-term interest rates would result in $2.5 million of additional annual interest expense.

At fiscal year-end, letters of credit issued under the revolving credit agreement totaled approximately $2.7 million. Approximately $1.4 million of these letters of credit were issued in conjunction with DeVry University's participation in student financial aid programs. Most of the letters of credit have expiration dates of less than one year. To-date, no amount has ever been drawn under any letter of credit issued on behalf of the Company.

Under the terms of the revolving credit agreement, there are no required repayments until the 2009 maturity date. There are also no required repayments under the terms of the senior note agreements until their maturity in 2010.

Prepayments during the first two years of the senior note agreements include a prepayment penalty. The Company does not intend to prepay any amount of the senior notes during the prepayment penalty period.

Borrowings under the revolving credit agreement bear interest at either the prime rate or a Eurodollar LIBOR rate plus 0.75% to 1.50%, depending upon the achievement of certain financial ratios. At June 30, 2004, the additional interest rate was 1.25%. Borrowings under the senior note agreement bear interest at a Eurodollar LIBOR rate plus 1.25%. Both agreements include financial and other covenants similar to those typically found in other loan agreements and which are not expected to hinder the Company's plans for future operation.

Subsequent to June 30, 2004, the Company repaid $35 million of its borrowings under the revolving credit agreement.

As discussed above, in June 2004 the Company received notification from the Department of Education that the Company's financial responsibility ratio yielded a composite score of 1.4 for the year ended June 30, 2003. This notification created an Event of Default as defined by the revolving credit agreement that requires a minimum composite score of 1.5. The composite score as calculated by the Department of Education was affected versus prior years by the inclusion of intangible assets from the Ross University acquisition. In June 2004, the lenders waived this default effective June 2003.

In the first quarter of fiscal 2004, the Company entered into several interest rate cap agreements to protect approximately $100,000,000 of its current borrowings from sharp increases in short-term interest rates upon which its borrowings are based. These interest rate cap agreements protect the portion of the Company's debt that is covered by these agreements from increases in short-term interest rates above 3.5%. The Company intends to periodically evaluate the need for interest rate protection in light of projected changes in interest rates and borrowing levels.

The Company's only long-term contractual obligations consist of its revolving line of credit and Senior Notes, operating leases on facilities and equipment, and agreements for various services. At June 30, 2004, there were no required payments under the Company's borrowing agreements prior to their maturity. Required payments under non-cancelable operating leases with a term in excess of one year are $39.1 million and $35.2 million for fiscal 2005 and 2006, respectively.

The Company is not a party to any off-balance sheet financing or contingent payment arrangements, nor are there any unconsolidated subsidiaries of the Company. There are no loans extended to any officer, director or other person affiliated with the Company. The Company has not entered into any synthetic leases, and there are no residual purchase or value commitments related to any facility lease. The Company has not entered into any derivative, swap, futures contract, put, call, hedge or non-exchange traded contract except for the interest rate cap agreements noted above. Under the terms of these agreements, the Company is not obligated to any further payment liability beyond their original purchase price.

As of the end of the fiscal year, the Company had posted more than $8.6 million of surety bonds to various governmental jurisdictions on behalf of DeVry University and Becker Professional Review in the United States, and approximately CDN $1.1 million in Canada related primarily to its student recruiting and educational operations in those jurisdictions. If the Company were to fail to meet its obligations in these jurisdictions, it could be responsible for payment up to the amount of the bond issued to that jurisdiction. To-date, no surety bond has ever been paid in connection with the Company failing to meet its obligations.

A SUMMARY OF THE COMPANY'S CONTRACTUAL OBLIGATIONS IS PRESENTED BELOW:

| (DOLLARS IN THOUSANDS)<br>DUE IN | TOTAL | LESS THAN 1 YEAR | 1-3 YEARS | 4-5 YEARS | AFTER 5 YEARS |
|---|---|---|---|---|---|
| Long-Term Debt | $250,000 | $35,000 | $ – | $215,000 | $ – |
| Operating Leases | 296,100 | 39,100 | 100,000 | 58,200 | 98,800 |
| Employment Agreement | 3,700 | – | 800 | 800 | 2,100 |
| Other Long-Term Obligations | – | – | – | – | – |
| Total Cash Obligations | $549,800 | $74,100 | $100,800 | $274,000 | $100,900 |

Included in the Company's consolidated cash balances of $146.2 million at June 30, 2004, is $45.7 million of cash attributable to the Ross University operations. For the foreseeable future, it is the Company's intention to reinvest this cash and subsequent earnings and cash flow to service outstanding debt, improve and expand facilities and operations of the schools and pursue future business opportunities outside the United States. In accordance with this plan, cash held by Ross University will not be available for general Company purposes such as at DeVry University.

The Company believes that current balances of unrestricted cash, cash generated from operations and, if necessary, the revolving loan facility will be sufficient to fund both its current operations and its current growth plans for the foreseeable future, unless future investment opportunities, similar to the acquisition of Ross University, should arise.

EFFECT OF NEW ACCOUNTING STANDARDS

In January 2004, the Financial Accounting Standards Board ("FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pension and Postretirement Benefits." The Company does not have any defined benefit plans covered by this Standard and there is no effect on its financial statements.

Also, during fiscal 2004, the FASB issued several staff position papers covering issues including disclosures regarding the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and disclosures about contingently convertible securities. The Company does not have any benefit plans nor any contingently convertible securities covered by these staff position papers and there is no effect on its financial statements.

In March 2004, the FASB issued an Exposure Draft on "Share-Based Payment" (including stock options). The Company currently accounts for its stock-based compensation using the intrinsic value approach of APB 25, and all required disclosures relative to such compensation and its pro forma effect on earnings are disclosed in the footnotes to the financial statements. The Company is evaluating the effects of the proposed new Standard and believes that, upon adopting an improved method of stock option valuation as recommended by the proposed Standard, the effect on its Statement of Income will be somewhat less than that currently disclosed as the pro forma effect on earnings in its footnotes.

In April 2003, the FASB issued SFAS No.149, which amends specific issues in SFAS 133 on the accounting for derivative instruments and hedging activities for contracts entered into or modified subsequent to June 30, 2003. Subsequent to June 30, 2003, the Company entered into several interest rate cap agreements. Under the terms of these agreements, the Company is not obligated to any further payment liability beyond their original purchase price. The Company believes that it has properly accounted for these instruments in accordance with the Standard and included such accounting, without a material effect, in its financial statements.

## ASSETS:

(Dollars in Thousands)

| | June 30, 2004 | June 30, 2003 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and Cash Equivalents | $146,227 | $ 93,471 |
| Restricted Cash | 13,457 | 14,052 |
| Accounts Receivable, Net | 28,150 | 24,275 |
| Inventories | 3,281 | 4,315 |
| Deferred Income Taxes | 7,619 | 11,358 |
| Prepaid Expenses and Other | 10,141 | 6,988 |
| Total Current Assets | 208,875 | 154,459 |
| LAND, BUILDINGS AND EQUIPMENT: | | |
| Land | 64,256 | 59,888 |
| Buildings | 203,651 | 188,320 |
| Equipment | 222,898 | 207,405 |
| Construction in Progress | 6,214 | 12,662 |
| | 497,019 | 468,275 |
| Accumulated Depreciation and Amortization | (210,132) | (182,921) |
| Land, Buildings and Equipment, Net | 286,887 | 285,354 |
| OTHER ASSETS: | | |
| Intangible Assets, Net | 86,346 | 103,330 |
| Goodwill | 284,397 | 280,979 |
| Perkins Program Fund, Net | 12,247 | 11,291 |
| Other Assets | 5,380 | 6,003 |
| Total Other Assets | 388,370 | 401,603 |
| **TOTAL ASSETS** | **$884,132** | **$841,416** |

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES:

(Dollars in Thousands)

| | June 30, 2004 | June 30, 2003 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Current Portion of Revolving Loan | $ 35,000 | $ 15,000 |
| Accounts Payable | 27,349 | 18,866 |
| Accrued Salaries, Wages and Benefits | 31,041 | 30,791 |
| Accrued Expenses | 24,610 | 34,484 |
| Advance Tuition Payments | 16,819 | 10,568 |
| Deferred Tuition Revenue | 21,830 | 16,291 |
| Total Current Liabilities | 156,649 | 126,000 |
| OTHER LIABILITIES: | | |
| Revolving Loan | 90,000 | 150,000 |
| Senior Debt | 125,000 | 125,000 |
| Deferred Income Taxes | 17,660 | 10,332 |
| Deferred Rent and Other | 16,566 | 14,417 |
| Total Other Liabilities | 249,226 | 299,749 |
| **TOTAL LIABILITIES** | **405,875** | **425,749** |
| COMMITMENTS AND CONTINGENCIES (NOTE 9) | | |
| SHAREHOLDERS' EQUITY: | | |
| Common Stock, $0.01 Par Value, 200,000,000 Shares Authorized; 70,331,323 and 70,021,513 Shares Outstanding at June 30, 2004 and 2003, Respectively | 704 | 701 |
| Additional Paid-In Capital | 71,797 | 67,288 |
| Retained Earnings | 405,036 | 346,975 |
| Accumulated Other Comprehensive Income | 720 | 703 |
| **TOTAL SHAREHOLDERS' EQUITY** | **478,257** | **415,667** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$884,132** | **$841,416** |

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in Thousands Except For Per Share Amounts)

| For The Year Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| **REVENUES:** | | | |
| Tuition | $737,546 | $628,326 | $600,400 |
| Other Educational | 47,173 | 50,810 | 47,181 |
| Interest | 166 | 443 | 553 |
| Total Revenues | 784,885 | 679,579 | 648,134 |
| **COSTS AND EXPENSES:** | | | |
| Cost of Educational Services | 420,108 | 366,075 | 347,986 |
| Student Services and Administrative Expense | 275,587 | 225,767 | 188,712 |
| Interest Expense | 7,834 | 1,280 | 807 |
| Total Costs and Expenses | 703,529 | 593,122 | 537,505 |
| **Income Before Income Taxes** | 81,356 | 86,457 | 110,629 |
| Income Tax Provision | 23,295 | 33,459 | 43,574 |
| Non-Recurring Tax Benefit | – | (8,150) | – |
| **NET INCOME** | $ 58,061 | $ 61,148 | $ 67,055 |
| **EARNINGS PER COMMON SHARE** | | | |
| Basic | $ 0.83 | $ 0.87 | $ 0.96 |
| Diluted | $ 0.82 | $ 0.87 | $ 0.95 |

The accompanying notes are an integral part of these consolidated financial statements.

(DOLLARS IN THOUSANDS)

| FOR THE YEAR ENDED JUNE 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net Income | $ 58,061 | $ 61,148 | $ 67,055 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | | |
| Depreciation | 40,836 | 37,758 | 32,725 |
| Amortization | 14,748 | 2,574 | 811 |
| Provision for Refunds and Uncollectible Accounts | 35,495 | 34,501 | 34,249 |
| Deferred Income Taxes | 5,470 | 8,940 | 2,630 |
| Loss on Disposals of Land, Buildings and Equipment | 439 | 263 | 188 |
| Changes in Assets and Liabilities, Net of Effects from Acquisitions of Businesses: | | | |
| Restricted Cash | 595 | 6,206 | 1,220 |
| Accounts Receivable | (39,340) | (23,633) | (34,525) |
| Inventories | 1,034 | 592 | (8) |
| Prepaid Expenses and Other | (3,153) | (3,070) | 677 |
| Perkins Program Fund Contribution and Other | 654 | (1,114) | 193 |
| Accounts Payable | 8,483 | (2,132) | (105) |
| Accrued Salaries, Wages, Expenses and Benefits | (685) | 2,061 | 5,363 |
| Advance Tuition Payments | 6,251 | (6,997) | 1,704 |
| Deferred Tuition Revenue | 5,539 | (16,904) | 1,330 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 134,427 | 100,193 | 113,507 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Capital Expenditures | (42,808) | (43,762) | (85,873) |
| Payments for Purchases of Businesses, Net of Cash Acquired | (1,493) | (295,908) | – |
| **NET CASH USED IN INVESTING ACTIVITIES** | (44,301) | (339,670) | (85,873) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from Exercise of Stock Options | 2,631 | 404 | 1,068 |
| Proceeds from Revolving Credit Facility | 25,000 | 165,000 | 55,000 |
| Repayments Under Revolving Credit Facility | (65,000) | – | (55,000) |
| Proceeds from Senior Note Issuance | – | 125,000 | – |
| **NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES** | (37,369) | 290,404 | 1,068 |
| Effects of Exchange Rate Differences | (1) | 29 | (46) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 52,756 | 50,956 | 28,656 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 93,471 | 42,515 | 13,859 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $146,227 | $ 93,471 | $ 42,515 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | | |
| Interest Paid During the Year | $7,091 | $662 | $807 |
| Income Taxes Paid During the Year, Net | 22,471 | 17,373 | 42,486 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)

| | Common Stock Amount $.01 Par Value | Common Stock Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|
| **Balance at July 1, 2001** | $698 | $64,481 | $218,772 | $720 | $284,671 |
| Comprehensive Income: | | | | | |
| Net Income in 2002 | | | 67,055 | | 67,055 |
| Foreign Currency Translation | | | | (46) | (46) |
| Comprehensive Income | | | | | 67,009 |
| Proceeds from Exercise of Stock Options | 2 | 1,066 | | | 1,068 |
| Tax Benefit from Exercise of Stock Options | | 798 | | | 798 |
| **Balance at June 30, 2002** | 700 | 66,345 | 285,827 | 674 | 353,546 |
| Comprehensive Income: | | | | | |
| Net Income in 2003 | | | 61,148 | | 61,148 |
| Foreign Currency Translation | | | | 29 | 29 |
| Comprehensive Income | | | | | 61,177 |
| Proceeds from Exercise of Stock Options | 1 | 403 | | | 404 |
| Tax Benefit from Exercise of Stock Options | | 540 | | | 540 |
| **Balance at June 30, 2003** | 701 | 67,288 | 346,975 | 703 | 415,667 |
| Comprehensive Income: | | | | | |
| Net Income in 2004 | | | 58,061 | | 58,061 |
| Change in Fair Value of Interest Rate Hedge | | | | 18 | 18 |
| Foreign Currency Translation | | | | (1) | (1) |
| Comprehensive Income | | | | | 58,078 |
| Proceeds from Exercise of Stock Options | 3 | 2,628 | | | 2,631 |
| Tax Benefit from Exercise of Stock Options | | 1,881 | | | 1,881 |
| **Balance at June 30, 2004** | $704 | $71,797 | $405,036 | $720 | $478,257 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS DeVry Inc. (the Company), through its wholly owned subsidiaries, including DeVry University and Dominica Management, Inc. (DMI), operates an international system of degree-granting, career-oriented higher education schools and a leading international training firm.

DeVry University is one of the largest regionally accredited higher education systems in North America, offering both undergraduate and graduate programs. Its DeVry undergraduate operations award associate and bachelor's degrees in electronics, computer information systems and technology, biomedical engineering technology, business administration, technical management, and network and communications management. The undergraduate programs are offered at 23 campus locations and several smaller sites located in conjunction with graduate program teaching sites, all in the United States; at one location in Canada; and through DeVry University Online. Several new U.S. locations are scheduled to open in fiscal 2005. The University's Keller Graduate School of Management awards master's degrees in business administration, accounting and financial management, information systems management, human resource management, project management, public administration and telecommunications management. Graduate school programs are offered at 65 locations in the United States, and through the Online Education Center. Several additional locations are scheduled to open in fiscal 2005.

DMI operates the Ross University School of Medicine and the Ross University School of Veterinary Medicine (collectively referred to as Ross University), with campuses in the Caribbean countries of Dominica and St. Kitts/Nevis, respectively. Students complete their basic science curriculum in modern, fully equipped campuses in the Caribbean. Ross students complete their clinical education in U.S. teaching hospitals and veterinary schools under affiliation with Ross.

Becker Professional Review (Becker) is a leading international training firm preparing students to pass the Certified Public Accountant (CPA), Certified Management Accountant (CMA) and Chartered Financial Analyst (CFA) exams. Currently, the CPA exam review course is offered at approximately 300 locations worldwide.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Becker accounts are consolidated based on an April 30 fiscal year end. There were no events occurring at Becker during the intervening period through June 30 that materially affected the financial position or results of operations of the Company. Unless indicated, or the context requires otherwise, references to years refer to the Company's fiscal years then ended.

CASH AND CASH EQUIVALENTS Cash and cash equivalents can include time deposits, commercial paper, municipal bonds and bankers acceptances with original maturities of three months or less or that are highly liquid and readily convertible to a known amount of cash. These investments are stated at cost, which approximates market, due to their short duration or liquid nature. The Company limits the amount of credit exposure with any one investment instrument or with any one financial institution, except for the concentration of balances at three of the Company's principal depository and disbursement banks to maximize cash availability and efficiency of operation. Net cash balances on deposit with these banks were approximately $66 million, $42 million and $15 million at June 30, 2004, and $43 million, $33 million and $6 million at June 30, 2003.

The Company periodically evaluates the creditworthiness of the security issuers and financial institutions with which it invests.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL AID AND RESTRICTED CASH Financial aid and assistance programs, in which most DeVry University and Ross University students participate, are subject to political and governmental budgetary considerations. There is no assurance that such funding will be maintained at current levels. Extensive and complex regulations in the United States and Canada govern all of the government financial assistance programs in which these students participate. Administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for disciplinary action, including the initiation of a suspension, limitation or termination proceeding against DeVry University.

A significant portion of revenues is received from students who participate in government financial aid and assistance programs. Restricted cash represents amounts received from the United States and state governments under various student aid grant and loan programs. Restricted funds are held in separate bank accounts. These funds are either received subsequent to the completion of the authorization and disbursement process for the benefit of the student or just prior to that authorization. Once the authorization and disbursement process to the student has been completed, the funds are transferred to unrestricted accounts, and these funds then become available for use in current operations. This transfer generally occurs within the period of the academic term for which such funds were authorized, with no term being more than 16 weeks in length.

REVENUE RECOGNITION DeVry University tuition and technology fee revenues are recognized ratably on a straight-line basis over the applicable academic term. Ross University basic science curriculum revenues are recognized ratably on a straight-line basis over the academic terms. The clinical portion of their education program is conducted under the supervision of the U.S. teaching hospitals and veterinary schools. The Company is responsible for the billing and collection of tuition from Ross University students during the period of clinical education. Revenues are recognized on a weekly basis during the period of the clinical program. Fees paid to the hospitals and veterinary schools for supervision of Ross University students are charged to expense on the same basis. The provision for refunds, which is reported as a reduction to Tuition Revenue in the Consolidated Statements of Income, and the provision for uncollectible accounts, which is included in the Cost of Educational Services in the Consolidated Statements of Income, also are recognized in the same straight-line fashion as revenue to most appropriately match these costs with the tuition revenue in that term.

Estimates of the Company's expected exposure to refunds are determined at the onset of each academic term, based upon actual experience in previous terms, and monitored and adjusted as necessary within the term. If a student leaves school prior to completing a term, federal, state and Canadian provincial regulations and accreditation criteria permit the Company to retain only a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student. Amounts received by the Company in excess of such set percentages of tuition are refunded to the student or the appropriate funding source. All refunds are charged against revenue during the applicable academic term. Reserves for uncollectible accounts are analyzed periodically in light of current collection and loss experience. Related reserves with respect to uncollectible accounts and refunds are $19,341,000 and $17,262,000 at June 30, 2004 and June 30, 2003, respectively.

Textbook sales and other educational product sales, including training services and the Becker CD-ROM product, are included in Other Educational Revenues in the Consolidated Statements of Income. Textbook and other educational product revenues are recognized when the sale occurs, generally at the start of each academic term. Revenue from training services, which is generally short-term in duration, is recognized when the training service is provided, without consideration for when payment is received. Also included in Other Educational Revenues are receivable interest billings from various student-deferred tuition payment plans. Interest charges are generally billed monthly and are recognized when billed. In addition, fees from international licensees of the Becker programs are included in Other Educational Revenues and recognized into income when payment is received.

The Company defers DeVry University enrollment fee revenue. This deferred revenue will be recognized in subsequent periods as student services are provided. Additionally, the Company has elected to defer certain direct costs of activities associated with these fees, limited to the extent of the revenue deferral.

These costs are subsequently amortized over the periods in which student services are provided. These deferred costs were $281,000 and $693,000 at June 30, 2004 and 2003, respectively. Since changes to the deferrals involve the recording of equivalent amounts of revenues and costs, net income is not affected.

INVENTORIES Inventories consist mainly of textbooks and educational materials on electronic media, electronics kits and supplies held for sale to students enrolled in the Company's educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

LAND, BUILDINGS AND EQUIPMENT Land, buildings and equipment are recorded at cost. Cost includes additions and those improvements that increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Upon sale or retirement of an asset, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in income in the period incurred. Assets under construction are reflected in Construction in Progress until they are ready for their intended use. Interest is capitalized as a component of cost on major projects during the construction period.

Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter. Leased property meeting certain criteria is capitalized, and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease or the life of the related asset, whichever is shorter.

Depreciation is computed using the straight-line method over estimated service lives. These lives range from five to 31 years for buildings and leasehold improvements, and from three to eight years for equipment.

BUSINESS COMBINATIONS, INTANGIBLE ASSETS AND GOODWILL Intangible assets relate mainly to acquired business operations (see "Note 2 – Business Combinations"). These assets consist of the fair value of certain identifiable assets acquired. Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

As required by Statement of Financial Accounting Standards No. 141, entitled "Business Combinations" ("SFAS 141"), the Company uses the purchase method of accounting for all business combinations initiated after June 30, 2001. All of the Company's acquisitions to-date have been accounted for using the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, entitled "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company has completed an assessment of the categorization of its existing intangible assets and goodwill and has reported them appropriately on the Consolidated Balance Sheets (see "Note 3 – Intangible Assets"). SFAS 142 provides that goodwill and indefinite-lived intangibles arising from a business combination will no longer be amortized and charged to expense over time. Instead, goodwill and indefinite-lived intangibles must be reviewed annually for impairment, or more frequently if circumstances arise indicating potential impairment. This impairment review was completed at the end of fiscal 2004. For goodwill, if the carrying amount of the reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized to the extent the "implied fair value" of the reporting unit goodwill is less than the carrying amount of the goodwill.

For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess. See "Note 3 – Intangible Assets" for results of the Company's required impairment analysis of its intangible assets and goodwill.

Amortization of intangible assets with finite lives will continue over the expected economic lives of the intangible assets, generally five to 15 years. Amortization of all intangible assets and certain goodwill is being deducted for tax reporting purposes over statutory lives.

The Company expenses all curriculum development and new school opening costs as incurred.

PERKINS PROGRAM FUND DeVry University is required, under federal aid program regulations, to make contributions to the Perkins Student Loan Fund at a rate equal to 33% of new contributions by the federal government. As previous borrowers repay their Perkins loans, their payments are used to fund new loans, thus creating a permanent revolving loan fund. The Company carries its investment in such contributions at original values, net of allowances for losses on loan collections, of $3,031,000 and $3,001,000 at June 30, 2004 and 2003, respectively. The allowance for future loan losses is based upon an analysis of actual loan losses experienced since the inception of the program. The federal contributions to this revolving loan program do not belong to the Company and are not recorded on the Company's financial statements. Upon termination of the program by the federal government or withdrawal from future participation by DeVry University, subsequent student loan repayments would be divided between the federal government and DeVry University in proportion to their relative cumulative contributions to the fund.

INTERNAL SOFTWARE DEVELOPMENT COSTS The Company capitalizes certain internal software development costs that are amortized using the straight-line method over the estimated lives of the software, not to exceed five years. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll, and payroll-related costs for employees directly associated with the internal software development project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Capitalized software development costs for projects not yet complete, which are included as equipment in the Land, Buildings and Equipment section of the Consolidated Balance Sheets, were $3,120,000 and $12,349,000 as of June 30, 2004 and 2003, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, and advanced and deferred tuition payments approximate fair value because of the immediate or short-term maturity of these financial instruments. All of the Company's long-term debt (See "Note 6 – Long-Term Debt") bears interest at a floating rate reset to current rates on a periodic basis not currently exceeding six months. Therefore, the carrying amount of the Company's long-term debt approximates fair value.

FOREIGN CURRENCY TRANSLATION The financial position and results of operations of Ross University's Caribbean operations are measured using the U.S. dollar as the functional currency. As such, there is no translation gain or loss associated with these operations. The financial position and results of operations of the Company's Canadian subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the Canadian subsidiary are translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Income and expense items are translated at monthly average rates of exchange. The resultant translation adjustments are included in the component of Shareholders' Equity designated as Accumulated Other Comprehensive Income. Transaction gains or losses during the years ended June 30, 2004, 2003 and 2002 were not material.

INCOME TAXES Income taxes are provided by applying statutory rates to income recognized for financial statement purposes. Deferred income taxes are provided for temporary differences between the financial reporting and income tax bases of assets and liabilities. Effects of statutory rate changes are recognized for financial reporting purposes in the year in which enacted by law. The Ross University operating subsidiaries on Dominica and St. Kitts/Nevis have agreements with their respective governments that exempt them from local income taxation through the years 2043 and 2023, respectively. Accordingly, no provision for current income taxes is being recorded.

GUARANTEES The Company adopted the accounting requirements of Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," for guarantees issued or modified after December 31, 2002. The adoption did not have an impact on the Company's financial statements as of June 30, 2004 and 2003.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officers or directors are performing at the Company's request in such capacity. The indemnification agreement period is for an officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements of June 30, 2004 and 2003.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company uses derivative financial instruments to manage its exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk to the Company. The Company does not use financial instruments for trading purposes, nor does it use leveraged financial instruments. Credit risk related to the derivative financial instruments is considered minimal and is managed by requiring high credit standards for its counterparties and periodic settlements. All derivative contracts are reported at fair value, with changes in fair value reported in earnings or deferred, depending on the nature and effectiveness of the offset or hedging relationship. Any ineffectiveness in a hedging relationship is recognized immediately into earnings.

During the first quarter of fiscal 2004, the Company entered into several interest rate cap agreements to protect approximately $100,000,000 of its current borrowings from sharp increases in short-term interest rates upon which its borrowings are based. The Company intends to periodically evaluate the need for interest rate protection in light of projected changes in interest rates and borrowing levels.

These interest rate cap agreements are designated as cash flow hedging instruments and are intended to protect the portion of the Company's debt that is covered by these agreements from increases in short-term interest rates above 3.5%.

These cap agreements were purchased at fair market values totaling $568,000. This cost has been capitalized and is being amortized to earnings and recorded as interest expense over the 24-month term of the agreements. Differences between the changes in fair value of the interest rate caps and the amount being amortized to earnings are reported as a component of Other Comprehensive Income. These amounts will be reclassified and recognized into earnings over the 24-month term of the agreements. As of June 30, 2004, $18,000 is recorded as Other Comprehensive Income in the Consolidated Balance Sheet. This represents the cumulative difference between the decline in the fair market value of the interest rate caps of $72,000 and the $90,000 expensed as interest during the year ended June 30, 2004. For the year ended June 30, 2004, there was no ineffectiveness related to these agreements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER COMMON SHARE Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Shares used in this computation were 70,142,000, 69,942,000 and 69,830,000 in 2004, 2003 and 2002, respectively. Diluted earnings per share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect the additional shares that would be outstanding if dilutive stock options were exercised during the period. Shares used in this computation were 70,757,000, 70,336,000 and 70,594,000 in 2004, 2003 and 2002, respectively. Excluded from the June 30, 2004, 2003 and 2002 computations of diluted earnings per share were options to purchase 1,107,000, 1,260,000 and 670,000 shares of common stock, respectively. These outstanding options were excluded because the option exercise prices were greater than the average market price of the common shares; thus, their effect would be anti-dilutive.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

ADVERTISING EXPENSE Advertising expenses are recognized in the period in which materials are purchased or services are performed.

STOCK-BASED COMPENSATION The Company has elected to continue to account for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and has provided the pro forma disclosures as required by FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and FASB Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123" ("SFAS 148") for the years ended June 30, 2004, 2003 and 2002 below. As permitted under SFAS 123, the Company has elected to continue to account for stock-based employee compensation under the intrinsic value method of APB Opinion No. 25. Under this method, the Company generally recognizes no compensation expense with respect to such awards, since the exercise price of the common stock options awarded is equal to the fair market value of the underlying security on the date of the grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after June 30, 1995, as if the Company had accounted for its stock-based awards under the fair value method of SFAS 123. The fair value of the Company's stock-based awards was estimated as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted at market price under the Company's stock option plans during fiscal 2004, 2003 and 2002 was $17.07, $10.62 and $21.75, per share, respectively. The fair value of the Company's stock option awards was estimated assuming no expected dividends and the following weighted average assumptions:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Expected Life (in Years) | 7.50 | 7.50 | 7.50 |
| Expected Volatility | 58.16% | 56.25% | 55.00% |
| Risk-Free Interest Rate | 3.75% | 3.80% | 5.05% |

Had the Company recorded compensation based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans, the Company's net income and net income per share would have been reduced to the pro forma amounts below for the years ended June 30, 2004, 2003 and 2002 (dollars in thousands except for per share amounts):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net Income as Reported | $58,061 | $61,148 | $67,055 |
| Stock-Based Employee Compensation Expense Had the Fair Value Method Been Applied to All Options Awarded, Net of Income Tax | (3,447) | (2,761) | (2,609) |
| Pro Forma Net Income | $54,614 | $58,387 | $64,446 |
| Earnings Per Common Share: | | | |
| Basic as Reported | $0.83 | $0.87 | $0.96 |
| Stock-Based Employee Compensation Expense Had the Fair Value Method Been Applied to All Options Awarded, Net of Income Tax | (0.05) | (0.04) | (0.04) |
| Pro Forma Basic | $0.78 | $0.83 | $0.92 |
| Diluted as Reported | $0.82 | $0.87 | $0.95 |
| Stock-Based Employee Compensation Expense Had the Fair Value Method Been Applied to All Options Awarded, Net of Income Tax | (0.05) | (0.04) | (0.04) |
| Pro Forma Diluted | $0.77 | $0.83 | $0.91 |

COMPREHENSIVE INCOME The differences between changes in the fair values of the cash flow hedging instruments described above in "Derivative Instruments and Hedging Activities," and the amount of these instruments being amortized to earnings are reported as a component of Comprehensive Income. The amount recorded in Other Comprehensive Income is a gain of $18,000 for the year ended June 30, 2004. The Company's only other item that meets the definition for adjustment to arrive at Comprehensive Income is the change in cumulative translation adjustment. The amounts recorded in Other Comprehensive Income for the changes in translation rates were a loss of $1,000 for the year ended June 30, 2004, and a gain of $29,000 for the year ended June 30, 2003.

The Accumulated Other Comprehensive Income balance at June 30, 2004, is composed of the $18,000 gain related to the cash flow hedge and a cumulative translation gain of $702,000. At June 30, 2003, this balance is composed entirely of the cumulative translation gain of $703,000.

RECLASSIFICATIONS Certain previously reported amounts have been reclassified to conform to current presentation format. These reclassifications had no effect on reported net income.

## 2. BUSINESS COMBINATIONS

ROSS UNIVERSITY On May 16, 2003, the Company acquired all outstanding shares of capital stock of Dominica Management, Inc. (DMI) for $329,259,000, in cash which includes approximately $4,175,000 of acquisition-related fees. The results of DMI's operations have been included in the consolidated financial statements of the Company since that date. DMI owns and operates the Ross University School of Medicine and the Ross University School of Veterinary Medicine. With campuses located in the Caribbean countries of Dominica and St. Kitts/Nevis, respectively, Ross University is one of the world's largest providers of medical and veterinary education, with more than 2,800 students. The acquisition gives the Company entry into a growing sector of the higher education market. The addition of Ross University will further diversify the Company's curricula and help maintain a leadership position in career-focused education.

The initial total consideration paid for DMI of $329,259,000 was comprised of $59,259,000 in cash from current operations, $125,000,000 of senior notes due 2010 and privately placed with institutional investors, and $145,000,000 of borrowings under a revolving line of credit agreement from a group of banks led by Bank of America, N.A.(Note 6). During fiscal 2004, the Company recorded an adjustment to the purchase price of DMI based on a settlement of final working capital balances. This adjustment resulted in a purchase price reduction of $1,207,000 that was credited to the goodwill balance recorded for this acquisition. Goodwill was also reduced by $1,443,000 during fiscal 2004, based on a final analysis of the tax liabilities arising from the acquisition.

The Company also finalized the allocation of the purchase price of DMI in the first quarter of fiscal 2004. Based on a final purchase price allocation analysis performed for the Company by independent professional valuation specialists, acquired intangible assets totaled $66,700,000. Of this amount, $5,100,000 was assigned to the value of tradenames, $14,100,000 was assigned to the value of the Ross Medical and Veterinary Schools' U.S. Title IV financial aid eligibility and accreditations, all of which are not subject to amortization, and $47,500,000 was assigned to student relationships that have an initial average useful life of approximately five years. The goodwill balance of $239,408,000 was all assigned to the Ross University operating segment. None of the intangible assets or goodwill is expected to be deductible for U.S. tax reporting purposes.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition adjusted for the final working capital settlement, the goodwill adjustment and the final purchase price allocation described above.

| AT MAY 16, 2003 (IN THOUSANDS) | |
|---|---|
| Current Assets | $ 45,751 |
| Property and Equipment | 21,986 |
| Intangible Assets | 66,700 |
| Goodwill | 239,408 |
| Other Assets | 199 |
| Total Assets Acquired | 374,044 |
| | |
| Current Liabilities | 44,939 |
| Deferred Income Tax Liability, Net | 1,053 |
| Total Liabilities Assumed | 45,992 |
| Net Assets Acquired | $328,052 |

The net deferred income tax liability included a current deferred tax asset of $5,726,000, resulting from a deduction for the exercise and non-statutory disposition of employee incentive stock options related to the acquisition. Additionally, the Company recorded a non-current deferred tax liability of $6,779,000 resulting from a book and tax basis difference associated with the intangible assets not subject to amortization that were recorded in purchase accounting. No deferred tax liability was recorded with respect to student relationship intangibles, as this temporary difference relates to operations that have been granted tax-free status in their local jurisdictions during the periods in which the temporary difference is expected to reverse. The Company also initially recorded a current tax liability of $13,599,000, resulting from a deemed distribution arising upon acquisition of accumulated earnings and profits of its non-U.S. subsidiaries through the acquisition date. In fiscal 2004, this accrual was reduced by $1,443,000, with a corresponding reduction recorded to goodwill.

The following unaudited pro forma financial information presents the results of operations of the Company and DMI as if the acquisition had occurred at the beginning of each fiscal year. The pro forma information is based on historical results of operations and does not necessarily reflect the actual results that would have occurred, nor is the information necessarily indicative of future results of operations of the combined enterprises (dollars in thousands except for per share amounts):

| For the year ended June 30, | 2003 (Unaudited) | 2002 (Unaudited) |
|---|---|---|
| Revenues | $738,229 | $707,313 |
| Net Income | 62,578 | 66,806 |
| Earnings Per Common Share: | | |
| Basic | $0.90 | $0.96 |
| Diluted | $0.89 | $0.95 |

Person/Wolinsky On October 21, 2003, Becker Professional Review, a wholly owned subsidiary of the Company, acquired certain tangible operating assets and trade names of Person/Wolinsky CPA Review ("Person/Wolinsky"). These assets were purchased for $2.7 million in cash. Funding was provided from the Company's existing operating cash balances. Person/Wolinsky is a training firm preparing students to pass the CPA exam. Founded in 1967, its primary locations include New York City, Philadelphia and Washington, D.C.

Based on an analysis performed for the Company by independent professional valuation specialists, the purchase price of Person/Wolinsky was allocated as follows in the third quarter of 2004:

| | |
|---|---|
| Amortized Intangible Assets: | |
| Trade Names | $110,000 |
| Non-Compete Agreement | 50,000 |
| Other | 20,000 |
| Total | $180,000 |
| Goodwill | $2,520,000 |

## 3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of June 30, 2004

| | Gross Carrying Amount | Accumulated Amortization |
|---|---|---|
| **AMORTIZED INTANGIBLE ASSETS:** | | |
| Student Relationships | $47,500,000 | $(14,737,000) |
| License and Non-Compete Agreements | 2,650,000 | (2,126,000) |
| Class Materials | 2,900,000 | (700,000) |
| Trade Names | 110,000 | (21,000) |
| Other | 620,000 | (507,000) |
| Total | $53,780,000 | $(18,091,000) |
| **UNAMORTIZED INTANGIBLE ASSETS:** | | |
| Trade Names | $20,972,000 | |
| Trademark | 1,645,000 | |
| Ross Title IV Eligibility and Accreditations | 14,100,000 | |
| Intellectual Property | 13,940,000 | |
| Total | $50,657,000 | |

As of June 30, 2003

| | Gross Carrying Amount | Accumulated Amortization |
|---|---|---|
| **AMORTIZED INTANGIBLE ASSETS:** | | |
| Student Relationships | $52,700,000 | $(1,805,000) |
| License and Non-Compete Agreements | 2,600,000 | (1,692,000) |
| Class Materials | 2,900,000 | (500,000) |
| Other | 600,000 | (400,000) |
| Total | $58,800,000 | $(4,397,000) |
| **UNAMORTIZED INTANGIBLE ASSETS:** | | |
| Trade Names | $20,972,000 | |
| Trademark | 1,645,000 | |
| Ross Title IV Eligibility and Accreditations | 12,370,000 | |
| Intellectual Property | 13,940,000 | |
| Total | $48,927,000 | |

As part of its fiscal 2002 assessment of intangible assets, the Company shortened the useful life of the Class Materials intangible asset and wrote-off the $10,000 cost basis of another intangible asset.

Amortization expense for amortized intangible assets was $13,694,000 and $2,532,000 for the years ended June 30, 2004 and 2003, respectively. Estimated amortization expense for amortized intangible assets for the next five fiscal years ending June 30 is as follows:

| Fiscal Year | |
|---|---|
| 2005 | $14,072,000 |
| 2006 | 9,856,000 |
| 2007 | 6,760,000 |
| 2008 | 3,598,000 |
| 2009 | 203,000 |

The weighted-average amortization period for amortized intangible assets is five years for Student Relationships, six years for License and Non-compete Agreements, 14 years for Class Materials, four years for Trade Names and six years for Other. These intangible assets, except for the Student Relationships, are being amortized on a straight-line basis. The amount being amortized for Student Relationships is based on the estimated progression of the students through the respective medical and veterinary programs, giving consideration to the revenue and cash flow associated with both existing students and new applicants. This results in the basis being amortized at an annual rate for each of the five years of estimated economic life as follows:

| | |
|---|---|
| Year 1 | 27.4% |
| Year 2 | 29.0% |
| Year 3 | 21.0% |
| Year 4 | 14.5% |
| Year 5 | 8.1% |

Indefinite-lived intangible assets related to Trademarks, Trade Names, Title IV Eligibility, Accreditations and Intellectual Property are not amortized, as there are no legal, regulatory, contractual, economic or other factors that limit the useful life of these intangible assets to the reporting entity. As of the end of fiscal years 2004 and 2003, there was no impairment loss associated with these indefinite-lived intangible assets, as fair value exceeds the carrying amount.

Based upon the valuation analysis performed for the Company by independent professional valuation specialists, there was no impairment in the value of the Company's goodwill for any reporting units as of the end of fiscal 2004 or 2003. The carrying amount of goodwill related to the DeVry University reportable segment at June 30, 2004 and 2003 was unchanged, at $22,195,000. The carrying amount of goodwill related to Professional and Training reportable segment was $22,716,000 at June 30, 2004, and $20,196,000 at June 30, 2003. The increase of $2,520,000 is the result of the allocation of the purchase price for Person/Wolinsky as described in Note 2 above.

The carrying amount of goodwill related to the Ross University segment was $239,486,000 at June 30, 2004, and $238,588,000 at June 30, 2003. This increase of $898,000 is comprised of the following:

| | |
|---|---|
| Final Allocation of Purchase Price (NOTE 2) | $3,470,000 |
| Adjustment to Purchase Price (NOTE 2) | (1,207,000) |
| Reduction in Liabilities Assumed (NOTE 2) | (1,443,000) |
| Additional Acquisition Related Costs | 78,000 |
| Total Adjustments | $ 898,000 |

## 4. TORONTO OPERATIONS PHASE OUT, IMPAIRMENT OF LONG-LIVED ASSETS AND WORKFORCE REDUCTION

In October 2003, the Company announced that its subsidiary, DeVry Canada LLC, had signed an agreement with RCC College of Technology ("RCC") that will enable DeVry to phase out its operations at its Toronto campus commencing with the term that began in November 2003. Based in Vaughn, Ontario, RCC provides career-focused electronics and computer technology diploma programs.

Under the terms of the agreement, which has been approved by the Ontario Provincial Ministry, DeVry College of Technology has contracted with RCC to manage the completion of programs of study for DeVry's current student body in Toronto. DeVry's Toronto campus will no longer admit new students. RCC will use existing DeVry curricula to deliver courses that allow current DeVry students to earn DeVry diplomas and certificates. The agreement also makes provisions for the acquisition of DeVry assets by RCC and the use of certain portions of DeVry curriculum under the RCC brand name.

In the second quarter of fiscal 2004, the Company recognized an approximately $0.5 million pre-tax asset impairment loss in accordance with Statement of Financial Accounting Standards No. 144 entitled "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), on the furniture and laboratory equipment associated with the Company's Toronto-area operations. This equipment may become the future property of RCC and will have no further use at DeVry beyond the period of the teachout of DeVry's current student body.

During fiscal 2003, the Company assessed the expected future results of its DeVry University Canadian operations. The assessment performed by the Company included estimates of expected future cash flows associated with the Canadian operations, which indicated an impairment loss with respect to certain long-lived assets that were held and used by the Company. Upon completing this analysis, it was determined that recognition of an impairment loss related to Canadian leasehold improvements was appropriate. This resulted in a charge in the quarter ended December 31, 2002, of approximately $800,000. In addition, as of June 30, 2003, the Company reserved the remaining net rent liability on its Scarborough campus that was closed. This resulted in a charge of $200,000 in the quarter ended June 30, 2003.

The Company also provided a severance accrual relating to personnel reductions at its Toronto area and certain U.S. campus operations that resulted in a charge of approximately $2.5 million in the quarter ended June 30, 2003. Of this amount, approximately $800,000 remained to be paid as of June 30, 2004.

All of the above charges are classified as Cost of Educational Services in the Consolidated Statements of Income and related to the DeVry University reportable segment.

## 5. INCOME TAXES

The components of income (loss) before income taxes are as follows:

| For the Year Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| U.S. | $67,828,000 | $ 91,189,000 | $111,836,000 |
| Foreign | 13,528,000 | (4,732,000) | (1,207,000) |
| Total | $81,356,000 | $ 86,457,000 | $110,629,000 |

The net income tax provisions (benefits) related to the above results are as follows:

| For the Year Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| CURRENT TAX PROVISION: | | | |
| U.S. Federal | $16,037,000 | $15,758,000 | $35,178,000 |
| State and Local | 2,214,000 | 611,000 | 5,766,000 |
| Foreign | (426,000) | – | – |
| Total Current | 17,825,000 | 16,369,000 | 40,944,000 |
| DEFERRED TAX PROVISION: | | | |
| U.S. Federal | 5,052,000 | 1,865,000 | 1,953,000 |
| State and Local | 407,000 | 582,000 | 369,000 |
| Foreign | 11,000 | 6,493,000 | 308,000 |
| Total Deferred | 5,470,000 | 8,940,000 | 2,630,000 |
| Net Income Tax Provision | $23,295,000 | $25,309,000 | $43,574,000 |

The income tax provisions differ from those computed using the statutory U.S. federal rate as a result of the following items:

| For the Year Ended June 30, | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| Income Tax at Statutory Rates | $28,475,000 | 35.0% | $30,260,000 | 35.0% | $38,720,000 | 35.0% |
| (Lower) Higher Rates on Foreign Operations | (5,446,000) | (6.7%) | 580,000 | 0.7% | 908,000 | 0.8% |
| State Income Taxes | 1,572,000 | 1.9% | 3,327,000 | 3.9% | 3,788,000 | 3.4% |
| Deduction of Worthless Stock of Subsidiary | – | – | (14,643,000) | (17.0%) | – | – |
| Increase in Valuation Allowance | – | – | 6,493,000 | 7.5% | – | – |
| Tax Credits and Other | (1,306,000) | (1.6%) | (708,000) | (0.8%) | 158,000 | 0.2% |
| Income Tax Provision | $23,295,000 | 28.6% | $25,309,000 | 29.3% | $43,574,000 | 39.4% |

## 5. INCOME TAXES (CONTINUED)

Deferred income tax assets (liabilities) result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes and from the recognition of the tax benefits of net operating loss carryforwards. These assets and liabilities are composed of the following:

| FOR THE YEAR ENDED JUNE 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| Loss Carryforwards, Net | $ 7,813,000 | $ 7,630,000 | $ 6,294,000 |
| Employee Benefits | 4,848,000 | 4,412,000 | 4,144,000 |
| Receivable Reserves and Other, Net | 9,036,000 | 15,778,000 | 4,782,000 |
| Depreciation | 3,160,000 | 5,061,000 | 2,960,000 |
| Less: Valuation Allowance | (7,100,000) | (7,100,000) | – |
| Gross Deferred Tax Assets | 17,757,000 | 25,781,000 | 18,180,000 |
| Amortization | (27,798,000) | (24,755,000) | (8,214,000) |
| Gross Deferred Tax Liabilities | (27,798,000) | (24,755,000) | (8,214,000) |
| Net Deferred Taxes | $(10,041,000) | $ (1,026,000) | $ 9,966,000 |

The Company has net operating loss carryforwards in various tax jurisdictions expiring at various times through the years ending June 30, 2023.

Valuation allowances have been established for approximately $7.1 million. These are composed of loss carryforwards of $2.5 million, depreciation of $3.5 million and other of $500,000 for deferred income tax benefits of the Canadian subsidiary; and approximately $600,000 for certain state net operating loss carry forwards that may expire before their benefit is utilized.

Based on the Company's expectations for future operating earnings, management believes that, more likely than not, operating income in respective jurisdictions will be sufficient to recognize fully all deferred tax assets, except as explained above.

Deferred income tax provisions (benefits) result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes. The sources and tax effects of these differences are as follows:

| FOR THE YEAR ENDED JUNE 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| Recognition of Operating Loss Carryforwards | $ (183,000) | $ 2,214,000 | $ (139,000) |
| Excess (TAX) Book Depreciation and Amortization | 4,944,000 | 11,764,000 | 3,696,000 |
| Excess of Amounts Expensed for (BOOK) Tax Purposes Over Amounts Deductible for Book (TAX) Purposes | 709,000 | (5,038,000) | (927,000) |
| Deferred Tax Provision | $ 5,470,000 | $ 8,940,000 | $2,630,000 |

On May 16, 2003, the Company acquired all of the outstanding stock of DMI and subsidiaries ("Note 2 – Business Combinations"). The principal operating subsidiaries of DMI are the Ross University School of Medicine (the Medical School), incorporated under the laws of the Commonwealth of Dominica, and the Ross University School of Veterinary Medicine (the Veterinary School), incorporated under the laws of the Federation of St. Christopher Nevis, St. Kitts, in the West Indies. Both operating companies have agreements with the respective governments that exempt them from local income taxation through the years 2043 and 2023, respectively. Accordingly, no current provision for foreign income taxes was recorded. A provision for deferred foreign income taxes of approximately $6.8 million was recorded related to indefinite-lived intangible assets.

Concurrent with the acquisition, a deemed distribution of approximately $39 million occurred, representing the accumulated earnings and profits of the Medical and Veterinary Schools through the date of the acquisition.

The Company has not recorded a tax provision for the undistributed earnings of the Medical and Veterinary Schools for the period after the acquisition. It is the Company's intention to indefinitely reinvest post-acquisition undistributed earnings and profits to service debt, improve the facilities and operations of the Schools and pursue future opportunities outside of the United States. Cumulative post-acquisition undistributed earnings were approximately $16.8 million and $1.3 million at June 30, 2004 and June 30, 2003, respectively.

As described in Note 4 above, during the second quarter of fiscal 2003, the Company assessed the expected future results of its DeVry University Canadian operations. The assessment also included an analysis of the previously recorded Canadian net deferred tax assets, which were primarily composed of net operating loss carryforwards and property and equipment tax basis in excess of book basis. Based upon its estimates of future cash flows and taxable income associated with the Canadian operations, the Company determined that, with respect to the realization of the deferred tax asset, a valuation allowance for 100 percent of the Canadian deferred tax assets was appropriate in the second quarter. This resulted in an additional income tax provision in the second quarter ended December 31, 2002, of approximately $6.5 million.

The Company also determined that it would deduct the full amount of the tax basis of its investment in its Canadian subsidiary in this quarter. This reflects the negative value ascribed to the investment as determined by independent valuations of the business that were undertaken as a part of the assessment. This U.S. income tax deduction results in a tax benefit totaling approximately $14.6 million.

The effect of the above actions associated with the Canadian investment and operations is a net tax benefit of approximately $8.1 million, categorized as "Non-recurring Tax Benefits" in the Consolidated Statements of Income for fiscal 2003.

Also, during the second quarter ended December 31, 2002, the Company completed a study that identified certain business incentive tax credits relating primarily to employment at its DeVry University operations in Long Beach, California. These credits, along with not recording a tax provision for the undistributed earnings of the Medical and Veterinary Schools, contributed to a reduced ongoing effective tax rate of 28.6% for fiscal 2004 and 38.7% for fiscal 2003. The fiscal 2003 effective tax rate does not include the effect of the previously described non-recurring tax benefit related to the Company's Canadian operations.

## 6. LONG-TERM DEBT

All of the Company's borrowings and letters of credit under its long-term debt agreements are through DeVry Inc. and Global Education International, Inc. (GEI), a subsidiary newly formed in relation to the acquisition of DMI (Note 2). This long-term debt consists of the following at June 30, 2004 and 2003:

| | Outstanding Debt at June 30, 2004 | 2003 | Effective Interest Rate at June 30, 2004 |
|---|---|---|---|
| Revolving Credit Agreement (a): | | | |
| DeVry Inc. as Borrower | $ 85,000,000 | $115,000,000 | 3.54% |
| GEI as Borrower | 40,000,000 | 50,000,000 | 3.37% |
| Total | $125,000,000 | $165,000,000 | 3.48% |
| Senior Notes (b): | | | |
| DeVry Inc. as Borrower | $ 75,000,000 | $ 75,000,000 | 2.42% |
| GEI as Borrower | 50,000,000 | 50,000,000 | 2.42% |
| Total | $125,000,000 | $125,000,000 | 2.42% |
| Total Long-Term Debt | $250,000,000 | $290,000,000 | 2.95% |

(a) The revolving credit facility became effective on May 16, 2003, and was amended as of June 29, 2004. This facility replaced another revolving credit agreement in effect before May 16, 2003. Borrowings and letters of credit under this agreement cannot exceed $175,000,000 in total. DeVry Inc. aggregate commitments cannot exceed $125,000,000, and GEI aggregate commitments cannot exceed $50,000,000. At the request of the Company, the maximum borrowings and letters of credit can be increased to $250,000,000 with aggregate DeVry commitments increased to $200,000,000. There are no required payments under this revolving credit agreement and all borrowings and letters of credit mature on July 1, 2009. As a result of the agreement extending beyond one year, all borrowings are classified as long-term with the exception of amounts prepaid, or committed to be prepaid, subsequent to the balance sheet date. DeVry Inc. letters of credit outstanding under this agreement were $2,715,000 and $3,520,000 as of June 30, 2004 and 2003, respectively. As of June 30, 2004, outstanding borrowings under this agreement bear interest, payable quarterly or upon expiration of the interest rate period, at either the prime rate or a Eurodollar LIBOR rate plus 1.25%, at the option of the Company. Outstanding letters of credit under the revolving credit agreement are charged an annual fee equal to 1.25% of the undrawn face amount of the letter of credit, payable quarterly. The agreement also requires payment of a commitment fee equal to .30% of the undrawn portion of the credit facility. The interest rate, letter of credit fees and commitment fees are adjustable quarterly, based upon the Company's achievement of certain financial ratios.

Subsequent to June 30, 2004, the Company repaid $35,000,000 of the borrowings under the revolving credit facility.

(b) The senior note agreement was entered into on May 16, 2003. All borrowings under this agreement are due on April 30, 2010 and there are no required installment payments. A prepayment penalty exits during the first two years of this note agreement. As of June 30, 2004, outstanding borrowings under this agreement bear interest, payable quarterly, at the 90 day LIBOR Eurodollar rate plus 1.25%.

Both the revolving credit agreement and the senior notes contain certain covenants that, among other things, require maintenance of certain financial ratios, as defined in the agreements. These financial ratios include maintaining a minimum level of consolidated net worth, a consolidated fixed charge coverage ratio, a consolidated leverage ratio and a composite Equity, Primary Reserve and Net Income, Department of Education, financial responsibility ratio ("DOE Ratio"). Failure to maintain any of these ratios or violation of other covenants contained in the agreement will constitute an event of default and could result in termination of the agreements and requirement of payment of all outstanding borrowings.

In June 2004, the Company received notice from the Department of Education that the DOE Ratio yielded a composite score of 1.4 for the year ended June 30, 2003. A minimum composite score of 1.5 is required for compliance with the Company's revolving credit agreement. This created an Event of Default as defined by the revolving credit agreement. In June 2004, the lenders waived this default effective for June 30, 2003.

The stock of certain of the subsidiaries of the Company is pledged as collateral for the borrowings under the revolving credit facility and the senior notes.

In connection with entering into the two new borrowing agreements in May 2003, the Company incurred $3,986,000 of financing costs that were deferred. These costs are being amortized over the initial three-year life of the revolving credit facility and the seven-year life of the senior notes, based on the ratio of respective borrowings to total borrowings. Amortization of deferred costs, which is included in interest expense, was $1,012,000 and $125,000 for the years ended June 30, 2004 and 2003, respectively.

## 7. EMPLOYEE BENEFIT PLANS

PROFIT SHARING RETIREMENT PLAN All employees, except those of Ross University, who meet certain eligibility requirements can participate in the Company's 401(k) Profit Sharing Retirement Plan. The Company contributes to the plan an amount up to 2.0% of the total eligible compensation of employees who make contributions under the plan. Employees of DMI and Ross University participate in a separate plan and receive a company contribution of 5% of total eligible compensation. Matching contributions under the plans were approximately $3,495,000, $2,502,000 and $2,293,000 in 2004, 2003 and 2002, respectively. In addition, the Company's board of directors may also make discretionary contributions for the benefit of all eligible employees, except those of DMI and Ross. Provisions for discretionary contributions under the plan were approximately $4,958,000, $4,747,000 and $4,484,000 in 2004, 2003 and 2002, respectively.

EMPLOYEE STOCK PURCHASE PLAN Under provisions of the DeVry Employee Stock Purchase Plan, any eligible employee may authorize the Company to withhold up to $25,000 of annual earnings to purchase common stock of the Company on the open market at 100% of the prevailing market price. The Company pays all brokerage commissions and administrative fees associated with the plan. These expenses were insignificant for the years ended June 30, 2004, 2003 and 2002.

POST-EMPLOYMENT BENEFITS The Company's employment agreements with its Chairman of the Board of Directors and Chief Executive Officer provide certain post-employment benefits that require accrual over the expected future service period beginning with the second quarter of fiscal 2003. For the years ended June 30, 2004 and 2003, the Company recognized expense of approximately $1.2 million and $2.5 million, respectively, related to these agreements. The amounts provided are based on recording, over the period of active service, the amount that will represent the present value of the obligation through the date the executive attains full eligibility for the benefits, discounted using a 5.25% rate and using the sinking fund accrual method.

## 8. SHAREHOLDERS' EQUITY

STOCK OPTION PLANS The Company maintains four stock-based award plans: the Amended and Restated Stock Incentive Plan, established in 1988; the 1991 Stock Incentive Plan; the 1994 Stock Incentive Plan; and the 1999 Stock Incentive Plan. Under these plans, directors, key executives and managerial employees are eligible to receive incentive stock or nonqualified options to purchase shares of the Company's common stock. The Amended and Restated Stock Incentive Plan, the 1994 Stock Incentive Plan and the 1999 Stock Incentive Plan are administered by a Plan Committee of the board of directors. Plan Committee members are granted automatic, nondiscretionary annual options. The 1991 Stock Incentive Plan is administered by the board of directors. Options under all four plans are granted for terms of up to 10 years and vest over periods of one to five years. The option price under the plans is the fair market value of the shares on the date of the grant.

At June 30, 2004, 3,048,712 authorized but unissued shares of common stock were reserved for issuance under the Company's stock option plans.

A summary of activity under the stock option plans is as follows:

| | | Options Outstanding | |
|---|---|---|---|
| | Shares Available for Grant | Number Outstanding | Weighted Average Exercise Price |
| Balance at June 30, 2001 | 1,594,429 | 2,096,528 | $16.36 |
| Options Granted | (390,300) | 390,300 | $34.55 |
| Options Exercised | – | (149,225) | $8.15 |
| Options Canceled | 36,867 | (36,867) | $24.11 |
| Unissued and Expired | (3,800) | – | – |
| Balance at June 30, 2002 | 1,237,196 | 2,300,736 | $19.86 |
| Options Granted | (471,650) | 471,650 | $17.25 |
| Options Exercised | – | (136,305) | $5.20 |
| Options Canceled | 109,885 | (109,885) | $27.60 |
| Unissued and Expired | (8,080) | – | – |
| Balance at June 30, 2003 | 867,351 | 2,526,196 | $19.82 |
| Options Granted | (595,400) | 595,400 | $27.03 |
| Options Exercised | – | (323,735) | $9.18 |
| Options Canceled | 89,839 | (89,839) | $26.80 |
| Unissued and Expired | (21,100) | – | – |
| Balance at June 30, 2004 | 340,690 | 2,708,022 | $22.45 |

A summary of outstanding and exercisable stock options as of June 30, 2004, is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| $ 3.24-11.53 | 338,144 | 1.65 | $ 8.78 | 338,144 | $ 8.78 |
| $13.44-18.00 | 667,771 | 6.46 | $16.21 | 311,551 | $15.15 |
| $19.81-23.93 | 566,577 | 4.73 | $21.47 | 498,457 | $21.36 |
| $24.00-31.75 | 775,950 | 8.15 | $28.53 | 162,810 | $31.00 |
| $31.75-38.81 | 359,580 | 7.08 | $35.32 | 159,340 | $35.49 |
| $ 3.24-38.81 | 2,708,022 | 6.06 | $22.45 | 1,470,302 | $19.75 |

## 9. COMMITMENTS AND CONTINGENCIES

DeVry University, Becker and Ross lease certain equipment and facilities under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements to pay taxes, insurance and maintenance costs. Future minimum rental commitments for all non-cancelable operating leases having a remaining term in excess of one year at June 30, 2004, are as follows:

| Year Ended June 30, | Amount |
|---|---|
| 2005 | $ 39,100,000 |
| 2006 | 35,200,000 |
| 2007 | 32,900,000 |
| 2008 | 31,900,000 |
| 2009 | 29,100,000 |
| Thereafter | 127,900,000 |

The Company recognizes rent expense on a straight-line basis over the term of the lease, although the lease may include escalation clauses that provide for lower rent payments at the start of the lease term and higher lease payments at the end of the lease term.

Rent expenses for the years ended June 30, 2004, 2003 and 2002, were $45,239,000, $41,142,000 and $34,660,000, respectively.

The Company is subject to occasional lawsuits, regulatory reviews associated with financial assistance programs and claims arising in the normal conduct of its business.

In September 2003, the Company received a notice from Acacia Research Corporation claiming patent-infringement. The notice alleges that the Company has infringed upon several Acacia patents relating to streaming audio and video technology. This technology was allegedly used by the Company through its online education platform provider and is also used by many other companies in conjunction with the delivery of online programs. The Company has had discussions with Acacia relating to this claim and does not believe that it had infringed upon the Acacia patents.

In March 2002, the Company received notice of a class-action complaint filed in federal district court in Michigan under the Fair Labor Standards Act by several former field sales representatives seeking overtime compensation for services rendered during their period of employment. In March 2003, the Company participated in a required mediation session but no resolution was reached. A decision was entered for the Company at trial; but an appeal was filed. This matter was fully resolved by settlement between the parties in June 2004.

In January 2002, the Company received notice of an antitrust complaint concerning the alleged monopoly by operations of its Becker CPA Review Corp. subsidiary in California. This complaint was filed in federal district court by the trustee in bankruptcy of a failed CPA review provider seeking a substantial amount of damages. In April 2002, this complaint was voluntarily dismissed by the plaintiff without prejudice. The complaint was amended and subsequently re-filed in state court. An initial mediation session did not result in an agreement. A second mediation session was held in August 2004, resulting in a tentative agreement to settle the matter. Discovery continues and, pending a final settlement, a trial is scheduled to commence in October 2004.

In January 2002, a graduate of one of DeVry University's Los Angeles-area campuses filed a class-action complaint on behalf of all students enrolled in the post-baccalaureate degree program in Information Technology. The suit alleges that the program offered by DeVry did not conform to the program as it was presented in the advertising and other marketing materials. In March 2003, the complaint was dismissed by the court with limited right to amend and re-file. The complaint was subsequently amended and re-filed.

In November 2000, three graduates of one of DeVry University's Chicago-area campuses filed a class-action complaint that alleges DeVry graduates do not have appropriate skills for employability in the computer information systems field. The complaint was subsequently dismissed by the court, but was amended and re-filed, this time including a then-current student from a second Chicago-area campus.

The Company has recorded approximately $2.9 million associated with estimated loss contingencies at June 30, 2004. While the ultimate outcome of these contingencies is difficult to estimate at this time, the Company does intend to vigorously defend itself with respect to these claims.

In conjunction with the required annual review procedures related to its administration of financial aid programs under the Ontario Student Aid Program, the Toronto-area DeVry campuses engaged in discussions with the Ontario Ministry of Education relating to certain additional information requirements for the 2001 and 2002 financial aid years. These additional information requirements could serve as the basis for a Ministry claim for the return of some amounts of financial aid disbursed to students attending these campuses. Discussions continue on a periodic basis but the Company believes that there will be no significant monetary liability. The Company's Toronto-area campus does not accept new student admissions and is being operated under an agreement with RCC College of Technology as previously discussed. Accordingly, the Company is no longer participating in these financial aid programs.

At this time, the Company does not believe that the outcome of current claims, regulatory reviews and lawsuits will have a material effect on its cash flows, results of operations or financial position.

## 10. SEGMENT INFORMATION

The Company's principal business is providing post-secondary education. The services of our operations are described in more detail in "Note 1 – Summary of Significant Accounting Policies" under "Nature of Operations." The Company presents three reportable segments: the DeVry University undergraduate and graduate operations (DeVry University); the professional exam review and training operations including Becker Professional Review and the Center for Corporate Education (Professional and Training); and the Ross University medical and veterinary school operations (Ross University).

These segments are based on the method by which management evaluates performance and allocates resources. Such decisions are based, in part, on each segment's operating income, which is defined as income before interest expense, amortization and income taxes. Intersegment sales are accounted for at amounts comparable to sales to nonaffiliated customers and are eliminated in consolidation. The accounting policies of the segments are the same as those described in "Note 1 – Summary of Significant Accounting Policies."

Beginning with fiscal 2003, the segments as described above changed from those previously reported. As described in "Note 2 – Business Combinations," the Company acquired Ross University on May 16, 2003. Accordingly, the reportable segments of the Company for fiscal years 2004 and 2003 have been increased to three to reflect this acquisition.

The consistent measure of segment profit excludes interest expense, amortization and certain corporate-related depreciation. As such, these items are reconciling items in arriving at income before income taxes. The consistent measure of segment assets excludes deferred income tax assets and certain depreciable corporate assets. Additions to long-lived assets have been measured in this same manner. Reconciling items are included as corporate assets.

10. SEGMENT INFORMATION (CONTINUED)

Following is a tabulation of business segment information based on the current segmentation for each of the years ended June 30, 2004, 2003 and 2002. Corporate information is included where it is needed to reconcile segment data to the consolidated financial statements.

| For the Year Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| REVENUES: | | | |
| DeVry University | $665,671,000 | $626,747,000 | $610,495,000 |
| Professional and Training | 36,221,000 | 43,401,000 | 37,639,000 |
| Ross University | 82,993,000 | 9,431,000 | – |
| Total Consolidated Revenues | $784,885,000 | $679,579,000 | $648,134,000 |
| OPERATING INCOME: | | | |
| DeVry University | $ 65,167,000 | $ 73,774,000 | $102,503,000 |
| Professional and Training | 5,943,000 | 13,801,000 | 10,507,000 |
| Ross University | 32,697,000 | 3,552,000 | – |
| Reconciling Items: | | | |
| Amortization Expense | (13,736,000) | (2,574,000) | (811,000) |
| Interest Expense | (7,834,000) | (1,280,000) | (807,000) |
| Depreciation and Other | (881,000) | (816,000) | (763,000) |
| Total Consolidated Income before Income Taxes | $ 81,356,000 | $ 86,457,000 | $110,629,000 |
| SEGMENT ASSETS: | | | |
| DeVry University | $410,695,000 | $379,767,000 | $368,939,000 |
| Professional and Training | 75,093,000 | 65,494,000 | 61,969,000 |
| Ross University | 380,082,000 | 373,273,000 | – |
| Corporate | 18,262,000 | 22,882,000 | 19,550,000 |
| Total Consolidated Assets | $884,132,000 | $841,416,000 | $450,458,000 |
| ADDITIONS TO LONG-LIVED ASSETS: | | | |
| DeVry University | $ 30,783,000 | $ 42,678,000 | $ 85,268,000 |
| Professional and Training | 3,320,000 | 172,000 | 605,000 |
| Ross University | 10,198,000 | 331,656,000 | – |
| Total Consolidated Additions to Long-Lived Assets | $ 44,301,000 | $374,506,000 | $ 85,873,000 |
| Reconciliation to Consolidated Financial Statements: | | | |
| Capital Expenditures | $ 42,808,000 | $ 43,762,000 | $ 85,873,000 |
| Capital Assets Acquired (Note 2) | – | 21,986,000 | – |
| Purchase of Goodwill and Intangible Assets (Note 2) | 1,493,000 | 308,758,000 | – |
| Total Increase in Consolidated Long-Lived Assets | $ 44,301,000 | $374,506,000 | $ 85,873,000 |

| For the Year Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| DEPRECIATION EXPENSE: | | | |
| DeVry University | $37,245,000 | $36,364,000 | $31,421,000 |
| Professional and Training | 405,000 | 384,000 | 531,000 |
| Ross University | 2,305,000 | 229,000 | – |
| Corporate | 881,000 | 781,000 | 773,000 |
| Total Consolidated Depreciation | $40,836,000 | $37,758,000 | $32,725,000 |
| | | | |
| INTANGIBLE ASSET AMORTIZATION EXPENSE: | | | |
| DeVry University | $ 31,000 | $ 31,000 | $ 31,000 |
| Professional and Training | 773,000 | 738,000 | 780,000 |
| Ross University | 12,932,000 | 1,805,000 | – |
| Total Consolidated Amortization | $13,736,000 | $ 2,574,000 | $ 811,000 |

The Company conducts its educational operations in the United States, Canada, the Caribbean countries of Dominica and St. Kitts/Nevis, Europe, the Middle East and the Pacific Rim. Other international revenues, which are derived principally from Canada, were less than 5% of total revenues for the years ended June 30, 2004, 2003 and 2002. Revenues and long-lived assets by geographic area are as follows:

| For the Year Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| REVENUES FROM UNAFFILIATED CUSTOMERS: | | | |
| Domestic Operations | $685,771,000 | $649,244,000 | $623,374,000 |
| International Operations: | | | |
| Dominica and St. Kitts/Nevis | 82,869,000 | 9,431,000 | – |
| Other | 16,245,000 | 20,904,000 | 24,760,000 |
| Total International | 99,114,000 | 30,335,000 | 24,760,000 |
| Consolidated | $784,885,000 | $679,579,000 | $648,134,000 |
| | | | |
| LONG-LIVED ASSETS: | | | |
| Domestic Operations | $359,107,000 | $362,675,000 | $339,797,000 |
| International Operations: | | | |
| Dominica and St. Kitts/Nevis | 315,153,000 | 322,061,000 | – |
| Other | 997,000 | 2,221,000 | 10,004,000 |
| Total International | 316,150,000 | 324,282,000 | 10,004,000 |
| Consolidated | $675,257,000 | $686,957,000 | $349,801,000 |

No one customer accounted for more than 10% of the Company's consolidated revenues.

## 11. RELATED PARTIES

One of the Company's directors is also an investor in, and a director of, a consulting firm engaged by the Company to assist with system development projects, including the new student information system. Fees paid to this consulting firm during fiscal 2004 and 2003 were approximately $4.8 million and $4.1 million, respectively.

## 12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly data for the years ended June 30, 2004 and 2003, are as follows. Effective May 16, 2003, the Company acquired all of the outstanding shares of capital stock of Dominica Management, Inc. (DMI) (See "Note 2 – Business Combinations"). The results of DMI's operations are included in the consolidated financial statements of the Company for all of fiscal 2004 and for the period May 16, 2003, through June 30, 2003.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

| 2004 | Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total Year |
| Revenues | $189,236 | $198,806 | $196,800 | $200,043 | $784,885 |
| Income Before Interest and Taxes | 16,837 | 24,015 | 24,641 | 23,697 | 89,190 |
| Net Income | 10,492 | 15,578 | 16,295 | 15,696 | 58,061 |
| Earnings Per Common Share: | | | | | |
| Basic | 0.15 | 0.22 | 0.23 | 0.22 | 0.83 |
| Diluted | 0.15 | 0.22 | 0.23 | 0.22 | 0.82 |

| 2003 | Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total Year |
| Revenues | $163,269 | $172,548 | $169,367 | $174,395 | $679,579 |
| Income Before Interest and Taxes | 18,641 | 23,797 | 24,341 | 20,958 | 87,737 |
| Net Income | 11,156 | 22,951 | 14,892 | 12,149 | 61,148 |
| Earnings Per Common Share | | | | | |
| Basic | 0.16 | 0.33 | 0.21 | 0.17 | 0.87 |
| Diluted | 0.16 | 0.33 | 0.21 | 0.17 | 0.87 |

## 13. SUBSEQUENT EVENT

As described in "Note 1 – Summary of Significant Accounting Policies – Principles of Consolidation," Becker accounts are consolidated based on an April 30 fiscal year end, which was its natural year-end based on its business cycle. As a result of a change in the CPA exam schedule, the Company is aligning the Becker fiscal year end to that of DeVry Inc. The results of operations for the two-month period from May 1, 2004, through June 30, 2004, will be included as a change in accounting in the Consolidated Statements of Income for the first quarter of fiscal 2005. The cumulative effect of this change in accounting is expected to add approximately $0.02 per share to earnings for the first quarter and total year of fiscal 2005.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of DeVry Inc.:

We have audited the accompanying consolidated balance sheets of DeVry Inc. and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeVry Inc. and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with the accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
September 10, 2004

(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

| YEAR ENDED JUNE 30, | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| OPERATING: | | | | | |
| Revenues | $784,885 | $679,579 | $648,134 | $568,177 | $490,589 |
| Depreciation | 40,836 | 37,758 | 32,725 | 28,132 | 21,545 |
| Amortization of Intangible Assets and Other | 14,748 | 2,574 | 811 | 3,904 | 3,706 |
| Interest Expense | 7,834 | 1,280 | 807 | 400 | 1,409 |
| Net Income | 58,061 | 61,148 | 67,055 | 57,776 | 47,781 |
| Change from Prior Year in Net Income | -5.0% | -8.8% | 16.1% | 20.9% | 23.1% |
| Diluted Earnings Per Common Share (EPS) | 0.82 | 0.87 | 0.95 | 0.82 | 0.68 |
| Shares Used in Calculating Diluted EPS (IN THOUSANDS) | 70,757 | 70,336 | 70,594 | 70,662 | 70,390 |
| FINANCIAL POSITION: | | | | | |
| Cash and Cash Equivalents | 146,227 | 93,471 | 42,515 | 13,859 | 8,201 |
| Total Assets | 884,132 | 841,416 | 450,458 | 376,321 | 309,429 |
| Total Funded Debt | 250,000 | 290,000 | – | – | – |
| Total Shareholders' Equity | 478,257 | 415,667 | 353,546 | 284,671 | 225,139 |
| OTHER SELECTED DATA: | | | | | |
| Cash Provided by Operating Activities | 134,409 | 100,193 | 113,507 | 89,895 | 68,426 |
| Capital Expenditures | 42,808 | 43,762 | 85,873 | 76,933 | 40,797 |
| DeVry University Fall Term Student Enrollment | 54,275 | 54,884 | 57,521 | 54,482 | 49,351 |
| Shares Outstanding at Year-End (IN THOUSANDS) | 70,331 | 70,022 | 69,899 | 69,755 | 69,642 |
| Closing Price of Common Stock at Year-End | 27.42 | 23.29 | 22.84 | 36.12 | 26.44 |
| Price Earnings Ratio on Common Stock[1] | 33 | 27 | 24 | 44 | 39 |

[1] Computed on trailing four quarters of earnings per common share.

*Certain information contained in this Annual Report may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current expectations and beliefs about future events. Such statements are inherently uncertain and may involve risks that could cause future results to differ materially from the forward-looking statements. Potential risks and uncertainties include, but are not limited to, undergraduate program concentration in information, electronics and telecommunication technology; dependence on student financial aid; dependence on state and provincial approvals and licensing requirements; dependence on continued accreditation for DeVry and Ross University, and the other factors detailed in the Company's Securities and Exchange Commission ("SEC") filings, including those discussed under the heading entitled "Risk Factors" in the Company's Registration Statement on Form S-3 (No. 333-22457) filed with the SEC.*

DeVry Inc.
One Tower Lane
Oakbrook Terrace, Illinois 60181
630-571-7700
www.devry.com

Investor Relations
Joan Bates
Director of Investor Relations
630-574-1949
jbates@devry.com

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
2 North LaSalle Street
Chicago, Illinois 60602

Common Stock
DeVry Inc.'s stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol DV.

Trademarks
DeVry Inc. owns and uses numerous trademarks and service marks, including DeVry and variants thereof.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
200 East Randolph Drive
Chicago, Illinois 60601

Annual Meeting
Tuesday, November 16, 2004
10:30 a.m.
Drury Lane Oak Brook
100 Drury Lane, Oak Ballroom
Oakbrook Terrace, Illinois 60181

Additional copies of the company's annual report and copies of all filings made to the Securities and Exchange Commission and other investor relations materials may be obtained by visiting the company's website at www.devry.com or upon written request to DeVry Inc.



In memory of David C. MacFarlane
1943-2004

Retired Senior Vice President, DeVry Inc. and Dean, Keller Graduate School of Management

DeVry